Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2022

DATED MARCH 30, 2023

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

PRELIMINARY NOTES	1
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
DESCRIPTION OF THE BUSINESS	11
MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	17
MINERAL PROJECTS	22
MARKET FOR SECURITIES	64
DIRECTORS AND OFFICERS	65
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	71
CONFLICT OF INTEREST	72
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	72
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	73
TRANSFER AGENT AND REGISTRAR	73
MATERIAL CONTRACTS	73
INTEREST OF EXPERTS	73
AUDIT COMMITTEE INFORMATION	74
APPENDIX A DEFINITIONS, TECHNICAL TERMS, ABBREVIATIONS AND CONVERSION	76
Technical Abbreviations	76
APPENDIX B AUDIT COMMITTEE CHARTER	84

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PRELIMINARY NOTES

Effective Date of Information

All information in this annual information form (this “AIF”) of Americas Gold and Silver Corporation (“Americas Gold and Silver” or the “Company”) is as at December 31, 2022, unless otherwise indicated. This AIF is dated March 30, 2023.

Additional Information

Additional information is provided in the Company’s audited consolidated financial statements for the years ended December 31, 2022 and 2021 (the “2022 Annual Financial Statements”) and Management’s Discussion and Analysis dated March 15, 2023 for the year ended December 31, 2022 (the “2022 Annual MD&A”), each of which has been filed on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) (www.sedar.com). Additional information, including directors’ and officers’ remuneration and indebtedness and information concerning the principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, will be contained in the Company’s Management Information Circular to be filed in connection with its upcoming annual meeting of shareholders for 2023 (the “2023 Circular”). This information, including the 2022 Annual MD&A and the 2022 Annual Financial Statements, and other additional information relating to the Company may be found in the Company’s public filings with provincial securities regulatory authorities which can be found on the Company’s profile on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission (the “SEC”) on the Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”) website at www.sec.gov/edgar.html or, in the case of the 2023 Circular, will be made available in accordance with the time requirements of Canadian and U.S. securities laws.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP and other financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliations and descriptions can be found under the heading “Non-GAAP and Other Financial Measures” of the 2022 MD&A, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Interpretation and Definitions

A glossary of certain technical terms, abbreviations and measurement conversions is set forth in Appendix A.

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Currency and Exchange Rate

Unless otherwise indicated, in this AIF all references to “dollar” or the use of the symbol “$” are to the United States dollar and all references to “C$” are to the Canadian dollar. The daily average exchange rate for Canadian dollars in terms of the United States dollar on December 31, 2022 and March15, 2023 as reported by the Bank of Canada was 1.3544 and 1.3778, respectively. The daily average exchange rate for Canadian dollars in terms of the Mexican peso on December 31, 2022 and March 15, 2023 as reported by the Bank of Canada was 0.06949 and 0.07264, respectively.

United States Dollars into Canadian Dollars	2022	2021	2020
Closing	1.3544	1.2678	1.2732
Average	1.3011	1.2535	1.3415
High	1.3856	1.2942	1.4496
Low	1.2451	1.2040	1.2718

Mexican Pesos into Canadian Dollars	2022	2021	2020
Closing	0.06949	0.06209	0.06404
Average	0.06471	0.06181	0.06267
High	0.07070	0.06477	0.07140
Low	0.06021	0.05856	0.05653

Forward-Looking Statements

Statements contained in this AIF of the Company that are not current or historical factual statements may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this AIF, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this AIF describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied. Capitalized terms used but not defined in this “Forward-Looking Statements” section of this AIF shall have the meaning ascribed to such term elsewhere in this AIF.

Specific forward-looking statements in this AIF include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; the Company’s test work (and receipt of the results thereof), production, development plans and performance expectations at the Relief Canyon mine and its ability to operate, finance, develop and operate Relief Canyon, including the timing and conclusions of the technical studies, data compilation and analysis occurring at Relief Canyon and the potential for reassessment of the remaining carrying value of the Relief Canyon asset; statements regarding the Galena Complex Recapitalization Plan, including with respect to completion of the Galena hoist project on its expected schedule and updated budget, and the realization of the anticipated benefits therefrom; Company’s Cosalá Operations, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; material uncertainties that may impact the Company’s liquidity in the short term; changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention, and pension funding and valuation; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of the Company’s business; the Company’s dividend policy; the liquidity of the Company’s common shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Some of the risks and other factors (some of which are beyond Americas Gold and Silver’s control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this AIF include, but are not limited to: risks associated with market fluctuations in commodity prices; risks associated with generally elevated inflation; risks related to changing global economic conditions and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions, including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions, any or all of which may affect the Company’s results of operations and financial condition; the Company’s dependence on the success of its Cosalá Operations, including the San Rafael project, and the Galena Complex, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company’s ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; some of the Company’s material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company’s relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company’s assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company’s outstanding debt and its ability to make scheduled payments of interest and principal thereon; risks associated with any hedging activities of the Company; risks associated with the Company’s business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it.

The list above is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this AIF represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this AIF are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this AIF are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this AIF. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Cautionary Note to Investors in the United States Regarding Resources and Reserves

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company’s mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Accordingly, information in this AIF that describes the Company’s mineral reserves and mineral resources may not be comparable to information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

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CORPORATE STRUCTURE

Name, Address and Incorporation

Americas Gold and Silver was incorporated as Scorpio Mining Corporation (“Scorpio Mining”) pursuant to articles of incorporation dated May 12, 1998, under the Canada Business Corporations Act with authorized share capital of an unlimited number of common shares (the “Common Shares”). On December 23, 2014, a merger of equals transaction between Scorpio Mining and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed to combine their respective businesses by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario). Following the merger of equals, the combined company changed its name to Americas Silver Corporation (“Americas Silver”) by way of articles of amendment dated May 19, 2015. On April 1, 2019, Americas Silver amended its articles to create a new class of non-voting preferred shares in the capital of Americas Silver, in connection with its acquisition of Pershing Gold Corporation (“Pershing Gold”) pursuant to a plan of merger under Nevada law (the “Pershing Gold Transaction”), which was completed on April 3, 2019. Following the completion of the Pershing Gold Transaction, the Company changed its name to “Americas Gold and Silver Corporation” pursuant to articles of amendment dated effective September 3, 2019. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8.

The Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “USA” and on the NYSE American under the symbol “USAS”.

Inter-Corporate Relationships

The organizational chart below indicates the inter-corporate relationships between the Company and its material subsidiaries (and includes their jurisdiction of organization) as of the date hereof. Unless otherwise indicated, all such subsidiaries are wholly owned.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is a precious metals producer with two operations in the world’s leading silver mining regions: the Galena Complex in Idaho, USA and the “Cosalá Operations” in Sinaloa, Mexico. The Company is also advancing technical studies at the Relief Canyon mine (“Relief Canyon”) in Nevada, USA following a suspension of mining activities in August 2021.

In Idaho, USA, the Company operates the 60% owned producing Galena Complex (40% owned by Mr. Eric Sprott (“Sprott”)) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into a joint venture agreement (the “Joint Venture Agreement”) with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex with an initial contribution of $15 million to fund capital improvements. The goal of the joint venture agreement is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine (the “Recapitalization Plan”).

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes the San Rafael silver-zinc-lead mine (“San Rafael”), after declaring commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit and the El Cajón silver-copper deposit. These properties are located in close proximity to the Los Braceros processing plant. The Company restarted the Cosalá Operations in Q4-2021 following the signing of an accord with the SNM Union and witnessed by the Mexican Ministries of Economy, Interior and Labour on July 6, 2021. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.

In Nevada, USA, the Company is advancing technical studies at the 100%-owned, Relief Canyon located in Pershing County. The mine poured its first gold in February 2020 and declared commercial production in January 2021. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit. The project includes three historic open-pit mines, a newly constructed crushing and ore conveying system, leach pads, and a refurbished heap leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex with the Recapitalization Plan, as well as resolving technical challenges at Relief Canyon. The Company will continue exploring and evaluating prospective areas accessible from existing infrastructure and the surface at the Galena Complex, and early-stage targets with an emphasis on the Cosalá District.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Three Year History

Fiscal 2020

On January 16, 2020, the Company entered into a precious metals delivery and purchase agreement with Macquarie Bank Ltd. (“Macquarie”) for working capital purposes at Relief Canyon. The $5 million advance was to be initially settled through fixed deliveries of gold production from Relief Canyon during the second half of 2020. On July 31, 2020, the Company and Macquarie amended this agreement and converted the delivery schedule to a $7.2 million loan to be repaid in equal monthly installments of $1.2 million over a six-month period commencing at the end of October 2020, among other terms. This obligation was repaid during fiscal 2021.

On February 3, 2020, the Company announced that a group of individuals had illegally blockaded access to facilities at the Cosalá Operations and because of such illegal blockade there was a halt in mining and processing operations. The Company filed the applicable legal motions including criminal actions and engaged with Mexican government officials at the state and federal levels to uphold the rule of law and safely remove the illegal blockade to ensure the security of the operations.

On February 18, 2020, the Company announced that first gold production at the Relief Canyon mine had been achieved on February 17, 2020, approximately nine months after the formal commencement of construction in mid-May 2019.

On February 18, 2020, the Company announced that it had entered into an at-the-market offering agreement (the “2020 ATM Agreement”), with H.C. Wainwright & Co. LLC, acting as the lead agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program (the “2020 ATM Offering”). Pursuant to the 2020 ATM Offering, the Company sold, through the lead agent, approximately 9.0 million Common Shares at an average price per share of $1.66, for gross proceeds of approximately $15 million.

On March 31, 2020, the Government of Mexico declared a national health emergency with extraordinary measures due to the COVID-19 pandemic and instituted a national COVID-19 related decree for the temporary suspension of all non-essential businesses in the country, including all mining activities, until April 30, 2020 (later extended to May 31, 2020). The Company’s efforts at resolving the illegal blockade were prolonged by the temporary closure of Mexican government offices.

On May 11, 2020, the Company received approximately $4.5 million in loans through the Paycheck Protection Program from the U.S. CARES Act to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. The Company received confirmation via a letter dated March 31, 2022 from the U.S. Small Business Administration that $4.3 million of the loans were forgiven. The Company has filed an appeal under the Paycheck Protection Program for the remaining $0.2 million of loans and is awaiting details on timing of repayment of the amount.

On May 13, 2020, the Company completed a bought deal public offering of 10,269,500 Common Shares at a price of C$2.80 per share for aggregate gross proceeds of approximately $20.4 million (C$28.75 million), which included the exercise by the underwriters, in full of the over-allotment option granted by the Company to the underwriters. The net proceeds were used to advance development at Relief Canyon towards commercial production, care and maintenance at the Cosalá Operations, debt repayments, and working capital and other general corporate purposes. Strategic investors led by Mr. Pierre Lassonde and Mr. Eric Sprott subscribed to approximately C$8.75 million of the bought deal public offering.

On July 8, 2020, the Company completed the outstanding option acquisition agreement for the San Felipe property located in Sonora, Mexico, with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) where the Company agreed to issue to Hochschild 1,687,401 Common Shares with a value equal to the outstanding payment of $3.75 million plus VAT using the 5-day volume-weighted average price on the TSX as of the date of the parties’ agreement (and for which the Company obtained price protection from the TSX pursuant to its rules), subject to adjustment in certain circumstances. On October 8, 2020, the Company issued the shares to Hochschild and closed the acquisition of the San Felipe property.

On September 4, 2020, the Company completed a bought deal public offering of 10,204,510 Common Shares at a price of C$3.86 per share for aggregate gross proceeds of approximately $29.8 million (C$39.39 million), which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters. The net proceeds were used to advance development at Relief Canyon towards commercial production, care and maintenance at the Cosalá Operations, debt repayments, and working capital and other general corporate purposes.

On September 14, 2020, the Company announced a significant increase to the Galena Complex mineral resource. Based on only 33% of planned Phase 1 exploration drilling as part of the Recapitalization Plan, measured and indicated silver resources, as of June 30, 2020, increased from 27.4 million ounces to 37.3 million ounces and inferred silver resources increased from 39.0 million ounces to 78.6 million ounces. This increase represents a 36% and 101% increase, respectively, from previous reported estimates that will be updated in due course. The Company also provided updates on the progress of the Recapitalization Plan throughout the year resulting in the rehabilitation of existing infrastructure, a reduction in operating costs and higher year-over-year production of silver and lead.

Further to the Sandstorm Financing entered into in 2019, in consideration with the Relief Canyon Project, the Company issued a $5 million promissory note to Sandstorm on December 15, 2020 due June 15, 2022, with interest payable at 7% per annum and repayable at the Company’s option prior to maturity.

Fiscal 2021

On January 11, 2021, the Company announced that Relief Canyon had declared commercial production effective that day with the sustained operation of the large radial stacker which satisfied the required stacking rates following first gold pour in February 2020.

On January 29, 2021, the Company completed a bought deal public offering of 10,253,128 Common Shares at a price of C$3.31 per share for aggregate gross proceeds of approximately $26.7 million (C$33.94 million), which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters for the offering. The net proceeds were used for working capital purposes at Relief Canyon, development and exploration at the Galena Complex, care and maintenance at the Cosalá Operations, debt repayments, and working capital and other general corporate purposes.

On February 1, 2021, Sandstorm converted $5 million of the principal amount of the Company’s $10 million outstanding convertible debenture into an aggregate of 2,336,448 Common Shares at a conversion price of $2.14. On March 3, 2021, Sandstorm converted the remaining $5 million principal amount of the outstanding convertible debenture into an aggregate of 2,336,448 Common Shares at the same conversion price.

On April 29, 2021, the Company issued a C$12.5 million secured convertible debenture to Royal Capital Management Corp. (“RoyCap”) due April 28, 2024 (the “2024 Convertible Debenture”) with interest payable at 8% per annum, repayable at the Company’s option prior to maturity subject to payment of a redemption premium, and convertible into Common Shares at the holder’s option at a conversion price of C$3.35. The 2024 Convertible Debenture is secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries. The net proceeds raised from the 2024 Convertible Debenture were used in connection with capital requirements relating to the reopening of the Cosalá Operations, repayment of shorter-term debt obligations, the ramp-up at Relief Canyon and for working capital purposes.

On May 17, 2021, the Company announced that because of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of $55.6 million has been taken in Q1-2021, reducing the carrying value of the Relief Canyon mineral interest, and property, plant, and equipment. An additional reduction of $23.0 million was taken to inventory in Q1-2021 because of the decreased recovery expected from gold ounces already placed on the leach pad.

On May 17, 2021, the Company announced it had entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co. LLC, acting as the lead agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program for aggregate gross proceeds to the Company of up to $50.0 million (the “ATM Program”). As of February 28, 2023, the date the ATM Program terminated, approximately 44.1 million Common Shares were sold pursuant to the ATM Program with an average price per share of approximately $1.01 for gross proceeds of approximately $44.4 million.

On July 7, 2021, the Company announced that it had signed an agreement with the federal Mexican Ministries of Economy, Interior and Labour committing along with certain union representatives to a reopening at the Cosalá Operations shut since early 2020 by the illegal blockade.

In July 2021, the Company was served with a statement of claim filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer (the “Securities Action”). Pursuant to the Securities Action, the representative plaintiff sought damages of C$130 million in relation to the Company’s public disclosure concerning its Relief Canyon mine. The Company believed that the complaint against it was unfounded and without merit. In November 2022 the Securities Action was fully and finally dismissed.

On August 13, 2021, the Company and the Board of Directors temporarily suspended mining operations at Relief Canyon while continuing leaching operations and ongoing technical studies in order to prioritize capital for the Cosalá Operations re-opening and the Galena hoist replacement.

On September 8, 2021, the Company provided an updated Mineral Reserve and Resource statement as at June 30, 2021. With Phase 1 drilling of Galena’s Recapitalization Plan complete, there was a 38% increase in proven and probable silver mineral reserve at the Galena Complex from 12.0 million silver ounces to 16.6 million silver ounces year-over-year on a 100% basis. On a consolidated and attributable basis, estimated contained metal in the proven and probable mineral reserve (“P&P”) categories totalled 32.5 million ounces of silver, 139.9 million pounds of zinc, 114.3 million pounds of lead and 30.2 million pounds of copper. Estimated contained metal in the measured and indicated mineral resource (“M&I”) categories totalled 72.2 million ounces of silver, 584 thousand ounces of gold, 804.5 million pounds of zinc, 725.4 million pounds of lead and 34.4 million pounds of copper.

On October 21, 2021, the Company closed a non-brokered private placement with Sandstorm for gross proceeds of $2.5 million through issuance of approximately 3.3 million of the Common Shares priced at approximately C$0.94 per share. The proceeds will be used for general corporate purposes including the reopening of the Cosalá Operations and the Recapitalization Plan.

On November 12, 2021, the Company amended its existing 2024 Convertible Debenture by increasing the principal balance by C$6.3 million to a total principal balance of C$18.8 million, in addition to amending its conversion price of C$3.35 to C$1.48 (based on a 35% premium to the 5-day VWAP), and the terms to its Retraction Option from a retraction of C$0.3 million cumulative per month to a retraction of C$0.45 million cumulative per month. All other material terms of the 2024 Convertible Debenture remain unchanged. The net proceeds raised will be used for the reopening of the Cosalá Operations and working capital purposes. During 2021, the 2024 Convertible Debenture was reduced to C$17.9 million through partial retractions by RoyCap for C$0.9 million settled through issuance of approximately 0.8 million of the Common Shares. As of March 17, 2022, the 2024 Convertible Debenture was further reduced to C$16.8 million through partial retractions by RoyCap for C$1.1 million settled through issuance of approximately 1.1 million of the Common Shares.

In December 2021 the Cosalá Operations resumed commercial production following the signing of an accord with a Mexican labour union signed by the Mexican Ministries of Economy, Interior and Labour in July 2021 and recalling workers in September 2021. The Los Braceros mill ramped up to nameplate production in December 2021. Concentrate shipments resumed with a return to revenue and cash flow generation in Q4-2021.

Fiscal 2022

On January 10, 2022, the Company provided a production update for the Cosalá Operations following the Q4-2021 re-opening. Initial production was to focus on mining high-grade zinc areas of the Main Zone which were fully developed prior to the illegal blockade. Over the course of the first six months, the mine continued development into the Upper Zone, which carries silver grades approximately 5-6 times higher than the Main Zone with an expected increase in silver production to over 2.5 million ounces of silver on an annualized basis.

On January 24, 2022, the Company hosted the official opening ceremony for the Cosalá Operations which was attended by the Mexican Minister of Economy, the Governor of the State of Sinaloa and the Cosalá Mayor.

During fiscal 2022, the Company closed quarterly non-brokered private placements with Sandstorm Gold Ltd. (“Sandstorm”) for total gross proceeds of $9.9 million through issuance of approximately 15.2 million of the Company’s common shares priced at approximately C$0.85 per share on average.” The private placements disclosed here appear to total more than $9.9 million.

On September 13, 2022, the Company provided an updated Mineral Reserve and Resource statement as at June 30, 2022. At the Galena Complex, mineral reserves were successfully increased as part of the Phase 2 infill drill program. There was a 26% increase in proven and probable silver mineral reserve at the Galena Complex to approximately 4.3 million ounces year-over-year on a 100% basis. On a consolidated and attributable basis, estimated contained metal in the P&P mineral reserve categories totalled 6.5 million ounces of silver, 43.1 million pounds of zinc, 44.0 million pounds of lead and 1.1 million pounds of copper. Estimated contained metal in the M&I mineral resource categories totalled 15.9 million ounces of silver, 352 thousand ounces of gold, 83.3 million pounds of zinc, 113.0 million pounds of lead and 4.1 million pounds of copper.

On October 20, 2022, the Company amended the RoyCap Convertible Debenture by increasing the principal balance by $7.0 million CAD to a total outstanding principal of $25.8 million CAD, in addition to amending its interest rate of 8% per annum to 9.5% per annum, its conversion price of $1.48 CAD to $1.00 CAD, and the terms to its Retraction Option retractable at a cumulative $0.45 million CAD per month to a cumulative $0.5 million CAD per month with a beginning cumulated retraction balance of $1.5 million CAD.

On November 30, 2022, the Company announced that the Ontario Superior Court of Justice had ruled the putative class action lawsuit brought against the Company and its Chief Executive Officer in the summer of 2021 cannot proceed. In its decision, the Court dismissed the Plaintiff’s motion for leave to commence a secondary market claim under the Ontario Securities Act. The Court found that the plaintiff failed to present credible evidence to establish a reasonable possibility that the action will be resolved in the plaintiff’s favour. As the plaintiffs agreed not to appeal, the decision brought this proposed class action to an end.

On November 30, 2022, the Company announced that the Galena Complex and its unionized workers ratified a new 3-year collective bargaining agreement effective November 17, 2022. Unionized workers at the Cosalá Operations also had recently ratified a collective bargaining agreement effective May 1, 2022. These agreements support continued stable operations during a period of forecasted production growth.

Sustainability Performance

In March 2021, the Company released its first sustainability report for the Cosalá Operations, “Working Towards Sustainability.” This report focused on the Company’s Environmental, Social, and Governance (ESG) strategy, management, policies, and performance at the Cosalá Operations between January 1, 2018, and January 31, 2020, highlighting overall the Company’s commitment to the mining industry in Mexico and to the Cosalá community in Sinaloa. The Company’s disclosure in this report was centered on the five key pillars of its corporate responsibility strategy, including governance and business ethics, our people, health and safety, environmental stewardship, and community involvement. The Company also affirmed its commitment to make annual sustainability reporting a key component of its ongoing sustainability strategy. In accordance with best business practices, the report accounted for the Company’s fulfillment of its labour commitments, as well as the environmental, social, safety, and economic impacts in the community where the Cosalá Operations are located.

In June 2022, the second sustainability report for the Cosalá Operations, “Commitment to Sustainability” was released covering the period from January 1, 2021 to December 31, 2021. The report stated that while there was limited information disclosed due to the illegal blockade which halted operations until the end of Q4 2022, it included information regarding the restarting of the operations and also highlighted the support provided by the Mexican and Canadian governments along with the Company’s employees to reopen the operations at Cosalá. The report also focused on the Company’s ESG strategies and the reaffirmation of its commitment to continue working within a framework of responsible mining that contributes to the growth of the community through employment and local procurement.

As part of the Company’s commitment to make annual sustainability reporting a key component of its ongoing sustainability strategy, this year’s report is expected to be posted by the end of May 2023. In addition, the Company plans to document and review the sustainability results at its other operations in the coming years.

Key highlights of the Company’s ESG performance at the Cosalá Operations and the full text of the reports are available on the Company’s website. The content of the Company’s website and information accessible through the website do not form part of this AIF.

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DESCRIPTION OF THE BUSINESS

Summary

The Company is engaged in the evaluation, acquisition, exploration, development and operation of precious metals and polymetallic mineral properties, primarily those already producing or with the potential for near-term production. The Company’s geographic focus is the Western Hemisphere, particularly the United States and Mexico. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, U.S.A. The Company also owns the Relief Canyon mine in Nevada, U.S.A. and the San Felipe property in Sonora, Mexico.

Principal Product

The Company produces silver-bearing zinc and lead concentrates. The Company believes that because of the availability of alternate processing and commercialization options for its concentrates, it is not dependent on a particular purchaser with regard to the sale of its products.

Production

The Company operates the 60% owned Galena Complex located near the town of Wallace in the State of Idaho, U.S.A., and the 100%-owned Cosalá Operations located near the town of Cosalá in the State of Sinaloa, Mexico.

The Galena Complex produces a silver-lead concentrate. Ore mined at the Galena Complex is milled at the Galena mill. The Galena mill has an installed milling capacity of 630 tonnes-per-day. The 450 tonne-per-day capacity Coeur mill is currently on care and maintenance.

The high grade and “narrow vein” nature of the underground Galena Complex requires careful application of selective mining techniques such as overhand cut and fill. As well, the age and expanse of the underground infrastructure demands regular, ongoing maintenance. As such, production and operating costs will display a degree of variability depending on a number of timing and other factors. Substantial resources exist outside of the defined reserve, and exploration continues to develop resources and identify new areas of mineralization. A multi-year Recapitalization Plan began in mid-October 2019 and will conclude with commissioning of the Galena Hoist in mid-2023. Other investments have included mine development, new equipment purchases and exploration to define and expand silver resources.

Ore at the Cosalá Operations is produced from the San Rafael mine and treated at the Los Braceros process plant. San Rafael is an underground silver-zinc-lead mine which entered commercial production in December 2017. The Los Braceros process plant, located 9 kilometers east southeast of the San Rafael mine, produces silver-bearing zinc and lead concentrates. The facility processes approximately 1,700 tonnes per day.

Commercial production at San Rafael was declared in 2017. An illegal blockade at the Cosalá Operations caused mining and processing to be suspended from Q1 2020 to Q4 2021 while the Company worked to resolve the issue. The Cosalá Operations produced continuously through 2022.

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Consolidated Results and Developments

Fiscal Year Ended December 31	2022	2021[1,5]	2020[1]
Revenues ($ M)	$85.0	$45.0	$27.9
Net Loss ($ M)	(45.2)	(160.6)	(30.1)
Comprehensive Loss ($ M)	(38.6)	(159.8)	(33.2)

Net Loss per Common Share - Basic and Diluted	$(0.23)	$(1.11)	$(0.24)

Silver Produced (oz)	1,308,201	61,001	39,117
Zinc Produced (lbs)	39,319,795	4,164,185	3,221,744
Lead Produced (lbs)	24,606,674	1,672,806	1,203,720
Cost of Sales/Ag Eq Oz Produced ($/oz)[2,3,4]	$9.89	$7.47	$7.19
Cash Cost/Ag Oz Produced ($/oz)[2,3,4]	$0.77	$(18.53)	$(11.32)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3,4]	$9.64	$(14.67)	$(0.83)

Cash ($ M)	$2.0	$2.9	$4.7
Receivables ($ M)	11.6	8.2	5.1
Inventories ($ M)	8.8	17.9	9.4

Property, Plant and Equipment ($ M)	$161.3	$177.9	$259.3

Current Assets ($ M)	$25.4	$23.5	$20.1
Current Liabilities ($ M)	42.1	45.6	39.0
Working Capital ($ M)	(16.7)	(22.1)	(18.9)

Total Assets ($ M)	$190.8	$213.4	$284.8
Total Liabilities ($ M)	92.2	109.6	103.6
Total Equity ($ M)	98.6	103.8	181.2

[1]	Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan, and are nil from Q2-2020 to Q3-2021 due to the Cosalá Operations being placed under care and maintenance effective February 2020 as a result of the illegal blockade.
[2]	Throughout this AIF, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).
[3]	Cost per ounce measurements during fiscal 2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this AIF, all other production results from the Cosalá Operations during fiscal 2021 were determined based on total production during the year.
[4]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section in the Company’s 2022 Annual MD&A.
[5]	Certain fiscal 2021 amounts were adjusted through changes in accounting policies. See “Accounting Standards and Pronouncements” in the Company’s 2022 Annual MD&A

Consolidated operating results from 2022 were significantly improved compared to 2021 due to the restart of mining operations at the Cosalá Operations in Q4-2021 and return to full production thereafter following the removal of the illegal blockade.

Revenue increased by $40.0 million or 89% to $85.0 million in 2022 from $45.0 million during 2021. The increase in revenue was primarily due to the restarted Cosalá Operations with increased silver, zinc, and lead production, offset by decrease in silver and lead revenue at the Galena Complex from lower realized metal prices during the year. The average realized silver, zinc, and lead prices1 decreased by 13%, 3%, and 1%, respectively from 2021 to 2022. The average realized silver price of $21.69/oz. for 2022 (2021 – $24.87/oz.) is comparable to the average London silver spot price of $21.75/oz. for 2022 (2021 – $25.17/oz.).

[1]	These are supplementary or non-GAAP financial measures or ratios. See “Non-GAAP and Other Financial Measures” section of the Company’s 2022 Annual MD&A.

The Company recorded a net loss of $45.2 million for the year ended December 31, 2022 compared to a net loss of $160.6 million for the year ended December 31, 2021. The decrease in net loss was primarily attributable to the Relief Canyon impairment charges in fiscal 2021, higher net revenue from restart of the Cosalá Operations, lower cost of sales, lower care and maintenance costs, lower interest and financing expense, lower loss on fair value of metals contract liability, and gain on government loan forgiveness, offset in part by higher depletion and amortization, higher foreign exchange loss, lower gain on derivatives, and higher income tax expense. The Company significantly reduced the consolidated monthly spend with the Relief Canyon mining suspension that contributed to the prior year’s net loss. These variances are further discussed in the following sections.

Cosalá Operations

	Fiscal Year Ended December 31,
	2022	2021[4]
Tonnes Milled	585,270	59,191
Silver Grade (g/t)	56	56
Zinc Grade (%)	3.86	4.09
Lead Grade (%)	1.63	1.88
Silver Recovery (%)	60.9	57.7
Zinc Recovery (%)	78.9	78.1
Lead Recovery (%)	72.8	68.3
Silver Produced (oz)	636,246	61,001
Zinc Produced (lb)	39,319,795	4,164,185
Lead Produced (lb)	15,318,779	1,672,806
Total Silver Equivalent Produced ($/oz)[1,2]	4,167,449	433,456
Silver Sold (oz)	607,498	59,897
Zinc Sold (lb)	38,063,861	3,721,943
Lead Sold (lb)	15,071,390	1,683,233
Cost of Sales/Ag Eq Oz Produced ($/oz)[2,3]	$8.01	$7.47
Cash Costs/Ag Oz Produced ($/oz)[2,3]	$(19.03)	$(18.53)
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2,3]	$(11.26)	$(14.67)

[1]	Throughout this AIF, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section of the Company’s 2022 Annual MD&A.
[3]	Cost per ounce measurements during fiscal 2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this AIF, all other production results from the Cosalá Operations during fiscal 2021 were determined based on total production during the year.
[4]	Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

The Cosalá Operations had a successful year in fiscal 2022 as production increased significantly following the resolution of the illegal blockade. The operations reopened in September 2021 with commercial production re-established in December 2021. The Cosalá Operations produced approximately 636,000 ounces of silver, 39.3 million pounds of zinc and 15.3 million pounds of lead in 2022. The Los Braceros processing plant treated 585,270 tonnes with the milling rate averaging approximately 1,600 tonnes per day during 2022. Cash costs and all-in sustaining costs were negative $19.03 per silver ounce and negative $11.26 per silver ounce, respectively, benefitting from strong zinc and lead production and base metal prices.

Production during 2022 initially focused on maximizing near-term free cash flow by mining high-grade zinc areas of the Main Zone which were fully developed prior to the illegal blockade. The Company continued to focus on mining the higher-grade zinc and lower-grade silver areas of the Main Zone to maximize revenue generated from the Cosalá Operations during the year. As a result, base metal production exceeded the upper end of the 2022 guidance range while silver production was slightly below the bottom end of the range. The second half of the fourth quarter saw higher silver production as the mining rate increased in the higher-grade silver Upper Zone. The Company expects to see higher average silver grades throughout fiscal 2023 as the ore from the high-grade Upper Zone is blended more consistently with Main Zone ore.

Galena Complex

	Fiscal Year Ended December 31,
	2022	2021[3]
Tonnes Milled	109,246	119,975
Silver Grade (g/t)	328	271
Lead Grade (%)	6.75	7.59
Silver Recovery (%)	97.3	96.8
Lead Recovery (%)	95.2	93.3
Silver Produced (oz)	1,119,925	1,012,582
Lead Produced (lb)	15,479,825	18,724,139
Total Silver Equivalent Produced ($/oz)[1,2]	1,810,664	1,751,676
Silver Sold (oz)	1,107,812	1,029,030
Lead Sold (lb)	15,563,193	19,172,490
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$17.10	-
Cash Costs/Ag Oz Produced ($/oz)[2]	$19.51	-
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$29.42	-
All-In Sustaining Costs with Galena Recapitalization Plan/Ag Oz Produced ($/oz)[2]	$35.32	-

[1]	Throughout this AIF, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section of the Company’s 2022 Annual MD&A.
[3]	Disclosure of certain operating metrics were suspended during the Galena Recapitalization Plan implementation.

The Company announced the strategic Joint Venture Agreement with Sprott in September 2019 to recapitalize the mining operations at the Galena Complex. The goal of the joint venture is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine. The strategic 60/40 joint venture has allowed the Company to take positive action: to advance development, modernize infrastructure, purchase new mining equipment, and define and expand silver resources.

Lead production for the year was within guidance while silver production was slightly below the lower end of the guidance range due to weaker than expected production in late Q3-2022 due to poor quality of cemented backfill which required remedial work in the effected stopes and areas. Silver production in December 2022 was the highest of any month during the calendar year as the operation began accessing higher grade silver stopes including a new area on the 3700 Level which is expected to continue in 2023.

As previously noted, the Company successfully installed the major components of the Galena hoist prior to year-end. Shaft repair will start following completion of electrical work and commissioning. Once it becomes fully operational, the Galena hoist will increase hoisting capacity at the Galena Complex, support plans to increase production and improve operational flexibility. Cash costs per ounce at the Galena Complex are also anticipated to decrease with the completion of the Galena replacement hoist as the benefits of scaling economies on the existing cost base with higher grade silver ore are realized.

Employees

As at December 31, 2022, the Company had the following number of employees:

	Galena Complex	Cosalá Operations	Relief Canyon	Corporate	Total
Salary	43	113	3	12	171
Hourly	194	228	12	0	434
Total	237	341	15	12	605

*	Some workers at the Galena Complex and Cosalá Operations are covered by collective bargaining agreements. See “Changes to Contracts and Economic Dependence” also see “Risk Factors – Labour Relations, Employee Recruitment, Retention and Pension Funding”.

In addition, the Company, from time to time, employs outside contractors on a fee-for-service basis.

Specialized Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, metallurgy, engineering, logistical planning and implementation of programs as well as finance and accounting and legal/regulatory compliance. While competitive conditions exist in the industry, the Company has been able to locate and retain employees and consultants with such skills and believes it will continue to be able to do so in the foreseeable future. See “Risk Factors – Labour Relations, Employee Recruitment, Retention and Pension Funding”.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mining companies, many of which have significant financial resources and technical facilities for the acquisition and development of, and production from, mineral interests, as well as for the recruitment and retention of qualified employees and consultants. The ability of the Company to acquire viable mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Business Cycles

The mining business is highly cyclical. The marketability of minerals and mineral concentrates is also affected by global economic cycles. The ultimate economic viability of the Company’s projects is related and sensitive to the market price of gold and silver as well the market price of by-products such as zinc, lead and copper. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company.

Changes to Contracts and Economic Dependence

The Company’s cash flow is dependent on delivery of its ore concentrate to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on periodic deliveries. The Company may sell its concentrate to a metal trader while it is at the smelter in order to help manage its cash flow. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in smelter provider capabilities could severely impact the Company’s capital resources. Although the Company sells its concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

Environmental Protection

The Company’s mining, exploration and development activities are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. In all jurisdictions where the Company operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to matters including water quality, air quality, wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation. Changes in any applicable governmental regulations to which the Company is subject may adversely affect its operations. Failure to comply with any condition set out in any required permit or with applicable regulatory requirements may result in the Company being unable to continue to carry out its activities. The impact of these requirements cannot accurately be predicted.

Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The Company uses assumptions about future costs, including inflation, prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. Details and quantification of the Company’s reclamation and closure costs are discussed in the 2022 Annual Financial Statements (see “Note 3 – Decommissioning Provision”) and the 2022 Annual MD&A (see “Significant Accounting Estimates and Judgements – Decommissioning Provision”). See also “Risk Factors – Government Regulation and Environmental Compliance”.

The Company is focused on strengthening monitoring, controls and disclosure of environmental issues that affect employees and the surrounding communities. Through proactive public engagement, the Company continues to gain a better understanding of the concerns of area-wide citizens and regulators and continues to work collaboratively to identify the most reasonable and cost-effective measures to address the most pressing concerns.

Foreign Operations

As of the date hereof, substantially all of the Company’s long-term assets, comprising its mineral properties, are located in Mexico and the United States.

Tax Considerations

With current operations in the United States and Mexico, the Company is subject to the tax considerations of those jurisdictions. Certain changes to United States and Mexican tax laws affect the Company. See “Risk Factors – Tax Considerations” and “Note 24 – Income Taxes” of the Company’s 2022 Annual Financial Statements

The corporate income tax rate is 21% and the corporate alternative minimum tax was repealed effective January 1, 2018. On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act, which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 coronavirus outbreak, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters.

It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in the Company’s or investors’ tax liability or require changes in the manner in which the Company operates in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

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MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Americas Gold and Silver’s Mineral Reserves and Mineral Resources have been estimated as at June 30, 2022 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into NI 43-101. See “Glossary of Technical Terms”.

2022 production details are provided under “Description of the Business – Production” and in the 2022 Annual Financial Statements and the 2022 Annual MD&A.

For further detail regarding the extent to which estimates of Mineral Reserves and Mineral Resources may be materially affected by external factors, including metallurgical, environmental, permitting, title and other risks and relevant issues, please refer to “Risk Factors – Mineral Reserves and Resources, Development and Production”.

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Attributable proven and probable Mineral Reserves - June 30,2022

Silver Mineral Reservess

	Proven			Probable			Proven and Probable
Property	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Galena - Ag-Pb (60%)	162	241	1,261	465	252	3,774	628	249	5,034
Galena - Ag-Cu (60%)	83	589	1,575	269	681	5,902	353	660	7,477
Galena Subtotal (60%)	246	359	2,836	735	410	9,676	980	397	12,511
San Rafael	708	163	3,715	957	117	3,589	1,665	136	7,304
El Cajón	-	-	-	788	157	3,983	788	157	3,983
Zone 120	-	-	-	2,052	165	10,914	2,052	165	10,914
Cosalá Subtotal	708	163	3,715	3,797	151	18,486	4,505	153	22,201
Total Silver	954	214	6,550	4,532	193	28,162	5,486	197	34,712

Zinc Mineral Reserves

	Proven			Probable			Proven and Probable
Property	Tonnes (kt)	Grade (%)	Pounds (Mlbs)	Tonnes (kt)	Grade (%)	Pounds (Mlbs)	Tonnes (kt)	Grade (%)	Pounds (Mlbs)
San Rafael Subtotal	708	2.76	43.1	957	3.03	64.0	1,665	2.92	107.0
Total Zinc	708	2.76	43.1	957	3.03	64.0	1,665	2.92	107.0

Lead Mineral Reserves

	Proven			Probable			Proven and Probable
Property	Tonnes (kt)	Grade (%)	Pounds (Mlbs)	Tonnes (kt)	Grade (%)	Pounds (Mlbs)	Tonnes (kt)	Grade (%)	Pounds (Mlbs)
Galena Subtotal (60%)	162	7.72	27.7	465	6.74	69.2	628	7.00	96.8
San Rafael Subtotal	708	1.04	163.3	957	1.07	22.6	1,665	1.06	38.9
Total Lead	871	2.29	44.0	1,422	2.93	91.8	2,293	2.69	135.7

Copper Mineral Reserves

	Proven			Probable			Proven and Probable
Property	Tonnes (kt)	Grade (%)	Pounds (Mlbs)	Tonnes (kt)	Grade (%)	Pounds (Mlbs)	Tonnes (kt)	Grade (%)	Pounds (Mlbs)
Galena Subtotal (60%)	83	0.61	1.1	269	0.73	4.3	353	0.70	5.4
El Cajón	-	-	-	788	0.49	8.5	788	0.49	8.5
Zone 120	-	-	-	2,052	0.41	18.7	2.052	0.41	18.7
Cosalá Subtotal	-	-	-	2,840	0.43	27.2	2,840	0.43	27.2
Total Copper	83	0.61	1.1	3,109	0.46	31.5	3,192	0.46	32.6

Attributable Measured and Indicated Mineral Resources - June 30, 2022

Gold Mineral Resources - Exclusive of Mineral Reserves

	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Relief Canyon Subtotal	12,177	0.90	352	10,431	0.66	220	22,608	0.79	572
Total Gold	12,177	0.90	352	10,431	0.66	220	22,608	0.79	572

Silver Mineral Resources - Exclusive of Mineral Reserves

	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Relief Canyon Subtotal	12,177	3.4	1,346	10,431	0.6	210	22,608	2.1	1,556
Galena - Ag-Pb (60%)	441	324	4,594	2,042	327	21,500	2,483	327	26,094
Galena - Ag-Cu (60%)	250	647	5,204	761	616	15,078	1,011	624	20,282
Galena Subtotal (60%)	691	441	9,799	2,803	406	36,578	3,494	413	46,377
San Rafael	1,508	85	4,139	2,277	67	4,909	3,785	74	9,048
Nuestra Señora	257	85	700	1,879	89	5,379	2,136	89	6,079
El Cajón	-	-	-	299	131	1,263	299	131	1,263
Zone 120	-	-	-	1,470	114	5,395	1,470	114	5,395
Cosalá Subtotal	1,764	85	4,839	5,926	89	16,946	7,690	88	21,785
San Felipe Subtotal	-	-	-	4,677	61	9,115	4,677	61	9,115
Total Silver	14,632	34	15,984	23,837	82	62,849	38,469	64	78,834

Zinc Mineral Resources - Exclusive of Mineral Reserves

	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
San Rafael	1,508	2.20	73.3	2,277	1.99	99.7	3,785	2.07	173.0
Nuestra Señora	257	1.76	10.0	1,879	1.74	71.9	2,136	1.74	81.9
Cosalá Subtotal	1,764	2.14	83.3	4,157	1.87	171.7	5,921	1.95	254.9
San Felipe Subtotal	-	-	-	4,677	5.43	560.1	4,677	5.43	560.1
Total Zinc	1,764	2.14	83.3	8,834	3.76	731.8	10,598	3.49	815.0

Lead Mineral Resources - Exclusive of Mineral Reserves

	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
Galena Subtotal (60%)	441	7.87	76.4	2,042	7.75	349.0	2,483	7.77	425.5
San Rafael	1,508	0.96	31.8	2,277	0.90	44.9	3,785	0.92	76.8
Nuestra Señora	257	0.84	4.8	1,879	0.82	33.9	2,136	0.82	38.7
Cosalá Subtotal	1,764	0.94	36.6	4,157	0.86	78.9	5,921	0.88	115.5
San Felipe Subtotal	-	-	-	4,677	2.47	255.1	4,677	2.47	255.1
Total Lead	2,205	2.33	113.0	10,876	2.85	683.0	13,081	2.76	796.0

Copper Mineral Resources - Exclusive of Mineral Reserves

	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
Galena Subtotal (60%)	250	0.58	3.2	761	0.50	8.4	1,011	0.52	11.6
Nuestra Señora	257	0.16	0.9	1,879	0.20	8.2	2,136	0.19	9.2
El Cajón	-	-	-	299	0.40	2.6	299	0.40	2.6
Zone 120	-	-	-	1,470	0.29	9.3	1,470	0.29	9.3
Cosalá Subtotal	257	0.16	0.9	3,648	0.25	20.2	3,905	0.25	21.1
Total Copper	507	0.37	4.1	4,409	0.29	28.6	4,916	0.30	32.7

Attributable Inferred Mineral Resources - June 30, 2022

Gold Mineral Resources
	Inferred
	Tonnes	Grade	Ounces
Property	(kt)	(g/t)	(koz)
Relief Canyon Subtotal	2,732	0.29	25
Total Gold	2,732	0.29	25

Silver Mineral Resources
	Inferred
	Tonnes	Grade	Ounces
Property	(kt)	(g/t)	(koz)
Relief Canyon Subtotal	2,732	0.08	7
Galena - Ag-Pb (60%)	2,828	396	36,028
Galena - Ag-Cu (60%)	1,308	613	25,768
Galena Subtotal (60%)	4,136	465	61,796
San Rafael	433	135	1,878
Nuestra Señora	2,009	101	6,539
El Cajón	216	111	769
Zone 120	276	114	1,006
Cosalá Subtotal	2,934	108	10,192
San Felipe Subtotal	2,005	48	3,102
Total Silver	11,808	198	75,097

Zinc Mineral Resources
	Inferred
	Tonnes	Grade	Pounds
Property	(kt)	(%)	(Mlbs)
San Rafael	433	0.35	3.3
Nuestra Señora	2,009	1.90	84.3
Cosalá Subtotal	2,442	1.63	87.6
San Felipe Subtotal	2,005	3.58	158.4
Total Zinc	4,447	2.51	246.0

Lead Mineral Resources
	Inferred
	Tonnes	Grade	Pounds
Property	(kt)	(%)	(Mlbs)
Galena Subtotal (60%)	2,828	8.02	499.9
San Rafael	433	2.15	20.5
Nuestra Señora	2,009	0.83	37.0
Cosalá Subtotal	2,442	1.07	57.5
San Felipe Subtotal	2,005	1.41	62.5
Total Lead	7,276	3.86	619.9

Copper Mineral Resources
	Inferred
	Tonnes	Grade	Pounds
Property	(kt)	(%)	(Mlbs)
Galena Subtotal (60%)	1,308	0.59	16.9
Nuestra Señora	2,009	0.26	11.3
El Cajón	216	0.18	0.8
Zone 120	276	0.30	1.8
Cosalá Subtotal	2,501	0.25	14.0
Total Copper	3,809	0.37	30.9

Notes for Mineral Reserve and Mineral Resource Estimates:

(1)	CIM (2014) Definitions and Standards were followed for Mineral Reserve and Mineral Resource Estimates.

(2)	Mineral Reserves are estimated at a net smelter return (“NSR”) cut-off value of $60/tonne at San Rafael, $45/tonne at El Cajón, $45/tonne at Zone 120 and $225/tonne at Galena. The NSR cut-off is calculated using long term assumptions based on operating results for recoveries, off-site concentrate costs, and on-site operating costs.

(3)	Mineral Resources are estimated at a NSR cut-off value of $34/tonne at San Rafael, $45/tonne at Zone 120, $45/tonne at El Cajón and $198/tonne at Galena. Mineral Resources at Nuestra Señora are estimated at a 90g/tonne silver equivalent cut-off grade. Mineral Resources at San Felipe are estimated at a 2.3% zinc equivalent cut-off grade on a fully diluted block size of 2m by 3m by 2m. Mineral Resources are estimated using cut-off grades of 0.17g/tonne Au, 0.34g/tonne Au and 0.69 g/tonne Au for oxide, mixed and sulfide material types respectively at Relief Canyon constrained by a $1,500 Au pseudoflow pit shell. Inferred Resources at Relief Canyon include existing low grade stockpiles.

(4)	Mineral Reserves are estimated using metal prices of $1,300/oz Au, $20.00/oz Ag, $2.75/lb Cu, $0.90/lb Pb and $1.15/lb Zn.

(5)	Mineral Resources are estimated using metal prices of $1,500/oz Au, $22.00/oz Ag, $3.50/lb Cu, $1.10/lb Pb and $1.30/lb Zn.

(6)	Mineral Resources at all properties are reported exclusive of Mineral Reserves and as such these Mineral Resources do not have demonstrated economic viability.

(7)	A minimum mining width of 4.5 feet was used for estimating Galena Reserves, with a minimum additional dilution of 0.5 feet from both the hangingwall and footwall. A mining recovery of 90% was used based on the mining methods used at the operation.

(8)	A mining recovery of 95% and 5% dilution factor at zero grade were used for estimating Mineral Reserves at San Rafael to reflect the mining methods (post-pillar cut and fill and overhand cut and fill) used at the operation.

(9)	A minimum mining width of 4 meters and a 15% dilution factor, at zero grade, with mining recovery of 90% to reflect the proposed mining methods (post-pillar cut and fill and overhand cut and fill), were used for estimating Mineral Reserves at El Cajón and Zone 120.

(10)	Numbers may not add or multiply accurately due to rounding.

(11)	The effective date of the Mineral Reserve and Mineral Resource estimates at Relief Canyon, San Rafael, Nuestra Señora, San Felipe, El Cajón, Zone 120 and Galena is June 30, 2022.

(12)	The San Rafael, El Cajón, Zone 120 and Nuestra Señora Mineral Resource estimates were prepared internally by Niel de Bruin, P.Geo., a Qualified Person for the purpose of NI 43-101. The San Rafael, El Cajón and Zone 120. Mineral Reserve estimates were prepared by Company personnel under the supervision of Daren Dell, P.Eng., a Qualified Person for the purpose of NI 43-101.

(13)	The Galena Complex Mineral Resource estimate was prepared by Company personnel under the supervision of Niel de Bruin, P.Geo., a Qualified Person for the purpose of NI 43-101. The Galena Complex Mineral Reserve estimate was prepared by Company personnel under the supervision of Daren Dell, P.Eng., a Qualified Person for the purpose of NI 43-101.

(14)	The Relief Canyon Mineral Resource estimate was prepared internally by Niel de Bruin, P.Geo., a Qualified Person for the purpose of NI 43-101.

(15)	The San Felipe Mineral Resource estimate was prepared internally by Niel de Bruin, P.Geo., a Qualified Person for the purpose of NI 43-101.

(16)	The Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Reserve and Mineral Resource estimates.

***

MINERAL PROJECTS

The following is a summary description of the Company’s material mineral projects, namely the Cosalá Operations, and the Galena Complex, and other mineral projects, namely Relief Canyon. Certain of the scientific and technical information relating to the Company’s material mineral projects in this section has been derived from the relevant technical reports, being, the San Rafael Technical Report, or the Galena Technical Report (each as hereinafter defined), as applicable. Unless otherwise indicated, the information set forth below are extracts, as updated and conformed to be consistent with other disclosure within this AIF, from the summary section of the respective technical reports. All scientific and technical information in this section relating to any updates to the Company’s material mineral projects since the date of the respective technical reports has been reviewed and approved by Daren Dell, P. Eng., a current member of Company management, who is a “qualified person” for the purposes of NI 43-101. Defined terms and abbreviations used in this section relating to the various properties and not otherwise defined have the meanings attributed to them in the respective technical reports. A copy of each of these technical reports can be accessed online and is available for review on the Company’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Reference should be made to the full text of the technical reports for further information. The content of the technical reports does not form part of this AIF.

All reference to Americas Silver, Americas Gold or Americas or any of its subsidiaries or predecessor companies in this section “Mineral Projects” are to the Company.

Galena Complex, U.S.A.

General

Americas Gold and Silver is the operator of the Galena Complex located in the eastern part of the Coeur d’Alene Mining district, one of the preeminent silver, lead and zinc producing areas in the world, near the base of the panhandle of northern Idaho, USA. The Galena Complex consists of the Galena mine, the Galena processing plant, the Osburn tailings impoundment, the idle Coeur mine and Coeur processing plant (currently on care and maintenance) and the Caladay exploration property.

The Galena Complex is owned 60% by Americas Gold and Silver and 40% by Mr. Eric Sprott (2176423 Ontario Ltd.) as announced in the September 9, 2019 press release regarding the strategic Joint Venture Agreement to recapitalize the mining operations. Americas Gold and Silver owns and operates the Galena Complex through its wholly owned subsidiary, U.S. Silver Idaho Inc.

The Galena Complex is subject to applicable environmental regulations including environmental compliance. Necessary operating and environmental permits for current operations are in place or are in the process of being duly applied for. For further detail see “Description of the Business – Environmental Protection” and “Risk Factors – Government Regulation and Environmental Compliance”.

Technical Report

Please see the Company’s National Instrument 43-101 Technical Report dated December 23, 2016 entitled, “Technical Report on the Galena Complex, Shoshone County, Idaho, USA” (the “Galena Technical Report”) prepared by James R. Atkinson, P.Geo., Daren Dell, P.Eng, and Dan H. Hussey, C.P.G., available at www.americas-gold.com and under the Company’s profile on SEDAR (www.sedar.com). Detailed financial, production and operational information for the Galena Complex is available in Americas Gold and Silver’s 2022 Annual MD&A. The content of the Company’s website and information accessible through the website do not form part of this AIF.

Property Description, Location and Access

The Galena Complex is located in the Coeur d’Alene Mining District in Shoshone County, Idaho, a prolific silver producing district since the mid-1800s, located two miles west of the town of Wallace. Spokane, Washington is about 75 miles to the west and Missoula, Montana is about 110 miles to the east. The property is about 1 mile south of Interstate Highway I-90.

The property covers 8,915 acres, over an area about 9 miles long east to west, and 2 miles wide north to south. The Galena Shaft is located near the center of the property and lies at 47 28’39” N latitude and 115 058’01” W longitude, with a collar elevation of 3,042 feet above sea level.

The Company’s land position at the Galena Complex has changed since the previous Technical Report due to the sale of part of the holdings on the western end of the property. The property is a combination of patented, unpatented and fee lands that are owned or leased by the Company’s subsidiaries. The total area covered by all the land owned, controlled or leased by the Company is 8,915 acres. All properties are in good standing with respect to title and current taxes. Net smelter return royalty agreements exist on some leased properties, but no production has been realized from any of the leased claims, and none is contemplated in the life of mine plan (“LOMP”). All necessary operating and environmental permits are current. All production, reserves and resources are on patented mining claims owned by the Company. See also “Risk Factors – Mining Property and Title Risks” and “Risk Factors – Surface Rights and Access”.

All the centers of population and Americas Gold’s property are accessible by main highways, hard surfaced roads or well-graded gravel roads. Personnel are sourced from nearby towns and cities.

The Company has established necessary sources of water, power, waste disposal and tailings storage for current and planned operations. The Company has the necessary processing facilities and holds sufficient surface rights to conduct its operations.

History

The Galena Complex is situated in the center of the Coeur d’Alene Mining District of North Idaho. Placer gold was first discovered in the district in 1858. By 1860, the gold-rush prospectors had also discovered the silver-lead veins in the district.

Prior to Americas Gold and Silver, companies owning all or part of the Galena Complex properties at various times since 1887 have included Killbuck Mining, Galena Mining, Callahan Mines, Federal Mining and Smelting, Vulcan, ASARCO, Day Mines, Coeur d’Alene Mines, U.S. Silver, and U.S. Silver and Gold Inc.

Since 1953, the Galena and Coeur Mines have yielded approximately 238 million ounces of silver, 165 million pounds of copper and 206 million pounds of lead from 12.8 million tons of combined silver-copper and silver-lead ore. More than 80% of the total silver has come from the Galena mine.

The Galena mine has a long history dating back to 1887, but the modern history and mining commenced in 1947 under the management of ASARCO. From 1953 to 2013 the Galena mine primarily mined silver-copper ore with minor production of silver-lead ore. Beginning in 2014, silver-lead ore became the predominant ore type.

Total production from the Galena mine from 1953 to the end of 2015 was approximately 189.5 million ounces of silver from 9.3 million tons of ore. Average grade of the silver-copper ore was 21.3 opt Ag and 0.72% Cu. Average grade of the silver-lead ore was 5.1 opt Ag and 6.0% Pb. This excludes production from the Coeur mine, which is now part of the Galena Complex.

The Coeur mine shaft was collared in 1963 by Coeur d’Alene Mines. The mine produced continuously from 1976 through 1991, and again from 1996 through 1997. The total production from the Coeur mine sent to the process plants was approximately 40.5 million ounces of silver from 2.5 million tons of ore. Average ore grades were 16.5 opt Ag and 0.67% Cu.

The Coeur mine was put on care and maintenance from 1997 to 2007, when work was begun to rehabilitate the Coeur mine 3400 Level and later the Coeur shaft. The Coeur mill was re-started in September 2007 to process silver-lead ore from the Galena mine. By early 2008, silver-lead ore was trammed from the Galena mine 3700 Level to the Coeur Shaft (Coeur 3400 Level) and was hoisted up the Coeur shaft for processing at the Coeur mill. During 2012, the Coeur mine was rehabilitated for mining, which started in September 2012, but underground work ceased in 2014.

The Caladay property began in the mid-1960s as a joint venture involving Callahan Mining, ASARCO, and Day Mines (hence the name “Caladay”). The joint venture sank a 5,100-foot shaft during the early 1980s on the east end of the Coeur d’Alene Silver Belt, just east of the Galena property. From the 4900 Level of the Caladay shaft an exploration drift was developed east and west. The western drift intersects the Galena mine’s 4900 Level.

The joint venture was purchased by Coeur d’Alene Mines Corp in the 1980s. The Caladay shaft and workings are currently used as ventilation exhaust for the Galena workings.

Geology and Mineralization

The Galena Complex and most other deposits of the Coeur d’Alene Mining District are hosted by metamorphosed Precambrian sedimentary rocks which are part of the Belt Supergroup. The strata are composed primarily of fine-grained quartz and clay (the clay now metamorphosed to fine-grained white mica, or sericite). Three major rock types are generally recognized; vitreous quartzite, which is primarily metamorphosed fine-grained quartz sand, siltite-argillite, which is silt-sized quartz grains that are completely separated from each other by a large proportion of sericite, and sericitic quartzite which contains intermediate proportions of quartz and sericite.

Mineralization at the Galena Complex occurs in steeply dipping fissure filling veins, and in wide disseminated zones, all occurring near four major fracture systems and three major faults. The veins generally strike east-west and northeast-southwest, and range in thickness from a few inches to over fifteen feet.

The vein mineralization is of two distinct types: silver-copper mineralization containing tetrahedrite and lesser chalcopyrite as the principal economic minerals; and silver-lead mineralization dominated by argentiferous galena. Gangues in both types are mainly siderite, with varying amounts of pyrite and quartz. The silver-lead mineralization occurs both as well-defined, steeply-dipping, relatively narrow veins, and as wider zones of disseminated and stringer mineralization. The latter type occurs predominately in the eastern part of the property, in the Caladay Zone, on and adjacent to the former Caladay property.

Exploration

Since the early 1950s, year-end reserves at the Galena Complex have only indicated a mine life ranging from three to nine years. Diamond drilling combined with sound geologic interpretation and development must be ongoing to replace ore reserves as they are mined.

The objectives of the current exploration program at the Galena Complex are to discover new high-grade veins and ore shoots in areas that already have nearby development, explore for new large veins in unexplored or under explored areas, and to systematically replace reserves as they are mined. At the present time the majority of the effort and budget is being put into the Galena Mine. As silver-lead ore has historically been less-emphasized by previous operators, there is very good potential to add to resources and reserves by exploring for silver-bearing galena veins. Recent drilling on the 5200 and 5500 Levels extended mineralization more than 600 feet below current workings. Current drilling on the 4600 Level seeks to increase reserves in the 360 Complex while efforts on the 4900 Level seek to define mineralization in the Caladay Zone to the east of existing producing areas.

Drilling

Drilling for exploration, delineation and development has been performed with diamond core drills for many years. Americas Gold primarily employs Hagby drills for both delineation and exploration drilling.

Diamond drilling logs completed since the early 1950s are on file at the geology office located at the Galena Mine. Drill logs are kept as paper logs and data from the paper logs is also entered into an electronic database for use in mine planning software.

Since the effective date of the technical report through June 2022, an additional 623 diamond drillholes with 15,627 samples with assay values and 9,260 channel samples with 24,797 individual channel samples have been added to the database.

Recent exploration has focused on expanding the mineralized footprint within the Galena Mine Complex. Since this program began in November 2019, nearly 200,000 feet have been drilled from platforms on the 2400, 3200, 3700, 4300, 4900, 5200 and 5500 levels of the Galena Mine and the 3400 Level of the Coeur Mine. Positive drilling results have driven significant down dip extensions of the 72, 175, 185 and 291 veins, and led to the discovery of the Silver Vein Extension. Known veins in the 360 Complex were extended both up and down dip and several new veins were identified south of the complex. In addition, drilling conducted from the Coeur 3400 Level extended both the 400 and 425 veins substantially down-dip.

Galena Complex had 3,471 diamond drillholes completed as of December 31, 2015. The database contains more than 43,000 samples with assay values from the diamond drillholes. The database also includes 18,289 channel sample locations with 40,870 individual samples.

Sampling, Analysis and Data Verification

Most samples are sent to American Analytical Services (“AAS”) in Osburn, Idaho. AAS assays on a contract basis for Galena and other clients (including mining/exploration companies), and owns the laboratory building and the assaying equipment. AAS is independent of Americas Gold.

There is no sample preparation (except core splitting) or laboratory facility at the Galena Mine. No officer or director or employee of Americas Gold is involved in AAS’s operations or in sample preparation or assaying, after the samples arrive at the assay laboratory.

The AAS laboratory is an ISO-17025 accredited Laboratory (similar to ISO-9000, but with an added level of quality management). Standardized written procedures are used by AAS, and commercially-prepared standard pulps are used.

The core samples, rock chip, channel and select samples are placed in bags with identification tags and are tied closed at the sample site. The samples are placed in a designated area in the mine yard until they are transported to the assay lab. The samples and a submittal sheet are transported daily by mine employee to the AAS laboratory. The sample tags in the bags and the submittal sheet indicate a unique number for each sample and the elements that are to be analyzed.

The AAS laboratory has a capacity of about 200 samples per day, but the Galena Complex typically generates fewer than 100 samples per day. Typically, Galena Complex samples are received at the lab late in the day, placed in the oven for overnight drying then assayed beginning early the following morning, so that results are available in the afternoon.

Upon arrival at the lab, samples are compared to the submittal sheet and placed in drying ovens to dry overnight at a temperature of approximately 65 degrees Celsius. Samples are emptied from sample bags into the jaw crusher, then run through a second time resulting in a sample size of approximately 1.2 inches. The sample is then run through a cone crusher reducing the size to about 50% passing a 10 mesh screen. The sample is then split using a Jones riffle splitter until a sample of approximately 200 grams is obtained. The rejected portion of sample is returned to original sample bag. The 200 gram sample is ring pulverized (8 inch bowl) for 45 seconds, the resulting pulp usually passes a 140 mesh screen at about 90%. About 125 grams of pulp is placed in a sample envelope and sent to the fire assay room. The ring pulverizer is cleaned between each sample with silica sand to prevent contamination. Barren rock is run through the crushers once a day and this sample is assayed as a sample blank. A second split is made on one sample for every twenty that are prepared and this is assayed as a prep duplicate.

Galena samples sent to AAS are analyzed primarily by atomic absorption (“AA”) and occasionally by inductively coupled plasma (ICP) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Occasionally other elements are analyzed including zinc, antimony, and iron values. Those measuring over 40 opt Ag are also fire-assayed for silver, and the fire assays are used in calculations in preference to AA results for the same sample. Higher grade lead samples are re-assayed using titration techniques. Occasionally gold determinations are made using fire assay.

For fire assay at AAS, one-half assay ton of channel sample or drill core sample is weighed into a 30 gram crucible with approximately 100 grams of standard flux mixture and a litharge cover. Twenty samples are fired at a time, which includes a pulp duplicate and a control sample. Lead buttons are cupelled in either composite or bone ash cupels. Dore beads are weighed and then parted with (1 to 3) nitric acid, decanted, washed with a weak ammonia wash, annealed and weighted.

After samples have been assayed, they are boxed with proper identification and stored for two months at the laboratory. Pulps from diamond drill core are collected by Galena staff and stored for no less than 2 years at a separate storage area.

Galena has a QA/QC regimen which meets industry standards. Since 2019, approximately 5% of submitted samples have been standards, blanks or duplicates.

The QA/QC program does not include blind submittal of duplicate core or channel samples. This is due to the fact that most drill core samples are submitted as full core (i.e. not split) and the extra time required to collect duplicate channel samples is not considered to be worthwhile for the minor improvement of results.

The security and sample preparation are of acceptable quality for generation of data for use in resource and reserve estimation, subject to the minor qualifications stated in each sub-section above.

Mineral Resource and Mineral Reserve Estimates

Refer to the “Americas Gold and Silver Mineral Reserves and Mineral Resource Estimates” section for quantity, grades and category. Assumptions are outlined in the “Notes for Mineral Reserve and Mineral Resource Estimates” section.

Mining Operations

The current mining methods used at the Galena Complex are conventional cut and fill and mechanized cut and fill. Conventional cut and fill is done using the overhand method, utilizing hydraulically placed tailings (“sand fill”) as backfill, typically without the addition of cement. Mechanized cut and fill is done using both overhand and underhand methods. In the case of the overhand method, sand fill is used as backfill, typically without the addition of cement. For the underhand method, cement is typically added to the sand fill in order to provide the required strength to work underneath the placed backfill. Ore is hauled to either the Galena or #3 shafts via tracked locomotives and rail cars. Ore is loaded into the rail cars directly via ore chutes in stopes, pneumatic cavos, or in mechanized stoping areas, by diesel scooptrams/Load Haul Dump equipment. Waste associated with primary and secondary development is typically kept underground and placed as fill in old headings and open stopes. As needed, it can be hauled to the shaft, skipped to surface and placed on the existing surface waste rock storage facility. Material is currently skipped to surface from several levels of the mine using the #3 hoist. The Coeur mine is currently on care and maintenance. The Coeur shaft is used for ventilation purposes and provides an alternative means of egress.

Processing and Recovery Operations

The Galena Complex consists of two processing plants, Galena and Coeur. The Coeur plant has been on care and maintenance since April 2016. The Galena processing plant follows a conventional flowsheet:

•	Crushing and Screening

•	Grinding and Classification

•	Flotation Concentration

•	Concentrate Dewatering

•	Tailings Pumping for Sand Fill

•	Tailings Pumping to Osburn Tailings Storage Facility

Overall recoveries achieved in 2022 production at the Galena processing plant were approximately 97% for silver and 95% for lead. Although only a silver-lead concentrate is currently produced, the LOMP does include future mining from the silver-copper veins, at which time a silver- copper concentrate may be produced again.

Infrastructure, Permitting and Compliance Activities

The Galena Complex has produced for over 130 years with only minor interruption. There are four shafts on the property of which the Galena, #3 and Coeur are equipped for hoisting. The #3 shaft currently serves as the main production hoist.

Surface facilities other than the processing plants at both the Galena and Coeur Mines include compressor houses, mine dry, mine and administrative offices, warehouses, timber framing yard, parking areas, hoist houses and headframes, a core storage facility, electrical power lines and substations for both mines and a modern telecommunications system.

Primary utilities for the Galena Complex include fixed installations for main and auxiliary ventilation, water pumping systems, emergency electricity generation, electrical distribution and a clean water supply. In addition, there are mine and surface water treatment circuits.

The tailings storage facility, known as the Osburn Tailings Impoundment, is located adjacent to the town of Osburn, approximately 2 miles from the Galena processing plant.

Americas Gold has all required operating and environmental permits to operate the Galena Complex. There are no known issues in terms of environmental, permitting, legal, title, tax, socio-economic, marketing, political, or other relevant issues that could materially affect the stated estimates of Mineral Reserves or Mineral Resources, or the operation of the mine.

A National Pollutant Discharge Elimination System (NPDES) permit was issued in June 2019 and is in effect from August 2019 to July 2024. No air permits are required for the Galena operation. The Galena Complex is considered a Conditionally Exempt Small Quantity Generator in terms of hazardous waste (CESQG). The Osburn Tailings Impoundment has approximately 20 years of storage capacity.

Capital and Operating Costs

Capital cost estimates for the Galena Complex are based on stated reserves. The sustaining capital costs total $48 million over a 7-year mine life, including mine development, mine/plant infrastructure, equipment costs, plant costs and tailings management.

In addition to sustaining capital costs, reclamation and closure costs are estimated at $5.86 million. This estimate covers reclamation and closure of the Osburn Tailings Impoundment, re-sloping and vegetation of the waste dumps and other surface disturbances and ongoing site monitoring.

Operating costs are based on recent operating history and average approximately $26 million per year. The table below shows the unit operating costs.

Galena Complex	$/ton
Operating Costs	Processed
Mining	110.00
Processing	15.00
Exploration	2.00
G&A	50.00
Total Operating Cost	177.00

Please see “General Development of the Business – Operations – Three Year History 2022” for the Company’s updates on the Galena Complex.

Exploration, Development and Production

“Galena Complex, U.S.A. – Exploration, Development and Production” has been prepared subsequent to the date of the Galena Technical Report and is not an extract from such report.

The Company continues to actively drill and explore at the Galena Complex (60% interest) in an effort to increase overall mineral resources and convert existing mineral resources to mineral reserves and higher confidence mineral resources. The Company’s most recent mineral resource update, which was released in September 2022, increased proven and probable silver mineral reserve at the Galena Complex by 26% from 16.6 million silver ounces to 20.9 million silver ounces year-over-year on a 100% basis. Measured and indicated silver mineral resource increased by 20% from 64.2 million silver ounces to 77.3 million silver ounces year-over year on a 100% basis. Inferred silver mineral resource decreased by 3% from 106.5 million silver ounces to 103.0 million silver ounces year-over-year on a 100% basis mainly due to conversion to mineral reserves and higher confidence mineral resources.

The Phase 2 drill program at the Galena Complex began in late August 2021. Initial drilling traced the recently discovered Silver Vein Extension to 800 feet below the 5500 Level, and extended the adjacent 175 and 185 Veins to similar depths. Other targets include the 360 Complex between the 4300 and 4900 Levels, the 291 Vein on the 5500 Level and shallow mineralization above the 2400 Level.

Ongoing development of the 5500 Level drift extended access to the east for exploration as well as near term production from the 291 Vein. The 3700 incline was driven through to the 3400 Level allowing production to start from the 210 Vein. Development at the east end of the 4300 Level has started as part of the plan to initiate ore production from the Upper 360 Complex before the end of 2023. The Recapitalization Plan as originally outlined will be completed in mid-2023 when the replacement Galena Hoist has been installed and commissioned.

Cosalá Operations Mexico

General

Americas Gold and Silver is the owner of the Cosalá Operations located in the east-central portion of the state of Sinaloa, Mexico. The Cosalá Operations consists of the San Rafael mine, the Los Braceros processing plant and tailings storage facility, the EC120 Project, and the past producing Nuestra Señora mine.

The Cosalá Operations is 100% owned and operated by Americas’ wholly owned subsidiaries, Platte River Gold Inc. (“Platte River Gold”), Minera Platte River Gold S.A. de R.L. de C.V. (“Minera Platte”) and Minera Cosalá S.A. de C.V. (“Minera Cosalá”).

The Cosalá Operations are subject to applicable governmental regulations including environmental compliance. Necessary operating and environmental permits for current operations are in place or are in the process of being duly applied for. “Description of the Business – Environmental Protection” and “Risk Factors – Government Regulation and Environmental Compliance”.

Technical Report

Please see the Company’s National Instrument 43-101 Technical Report dated May 17, 2019 entitled, “Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico” (the “San Rafael Technical Report”) prepared by Daren Dell, P.Eng., Shawn Wilson, P. Eng., Niel de Bruin, P.Geo. and James Stonehouse, SME (RM), available at www.americas-gold.com and under the Company’s profile on SEDAR (www.sedar.com). Detailed financial, production and operational information for the Cosalá Operations are available in Americas Gold and Silver’s 2022 Annual MD&A. The content of the Company’s website and information accessible through the website do not form part of this AIF.

Property Description, Location and Access

The San Rafael mine and EC120 Project are located in the Cosalá district, east-central Sinaloa, Mexico. Some of the concessions that form the property extend into adjacent Durango. Cosalá is approximately 180km by road from the city of Mazatlán. The San Rafael mine and EC120 Project are 12km north-northeast of the town of Cosalá. The Los Braceros plant is located approximately 6km east of the town of Cosalá and the past-producing Nuestra Señora mine another 4km southeast of the plant.

The property consists of 67 mining concessions covering a total area of 19,391ha. These concessions and fractional concessions are 100% owned by Americas’ subsidiaries Minera Platte and Minera Cosalá. Although five of the sixty-seven concessions are subject to a 1.25% net smelter return (“NSR”) royalty and one of the sixty-seven concessions is subject to a 1.5% NSR royalty, the planned San Rafael and EC120 production does not extend onto any of these six concessions. The Company is current with respect to all applicable concession lease payments and work commitments.

Mazatlán is serviced by an international airport with daily flights connecting it to Mexico City and several major centres in the United States. Access to site from Mazatlán is via Mexico Highway 15N, a major north-south trucking route, and then SIN Highway 1. Driving time is about 2.5 hours. Access to San Rafael and EC120 from Cosalá is via rural paved and dirt roads approximately 15km in length. These roads can accommodate standard highway vehicles. The entire project area is easily accessible year-round with two-wheel-drive vehicles.

History

The Cosalá district was discovered and locally worked by the Spanish approximately 400 years ago with production of enriched silver ore from the upper levels of the Nuestra Señora mine. However, no records of any kind remain from their activities. At the turn of the 19th century, French engineers through Negociación Minera La República reportedly developed and worked the Nuestra Señora mine with a 10-stamp mill that produced 800 to 1,000kg of silver per month. Activities in the area may have been halted after the 1910 Mexican Revolution.

Over the years, there have been numerous companies that have owned, operated and explored the property. Americas Gold and Silver acquired the property through its merger with Scorpio Mining on December 23, 2014. During this time, the Nuestra Señora mine was in operation and processing ore at the Los Braceros plant. The Company released results of the PFS study for the San Rafael project in March 2016 and started construction of the mine in September 2016.

In early 2017, production from the Nuestra Señora mine began to slow as preparations were made to transition the Cosalá Operation to other ore sources. Activities continued at the previously-idle El Cajón mine to bring it into limited production beginning in Q1 2017. A total of approximately 110,000 tonnes were processed between January and September 2017. The El Cajón mine is currently on care and maintenance.

Successful development of the San Rafael mine was the Company’s top priority during 2017 and commercial production was declared as of December 2017. Ramp development was slowed during the year by difficult ground conditions at the contact between the overlying volcanic rock and the limestone beneath. However, improvements were found in other areas of the mine design and the Company began stockpiling ore in late August. Construction of the mill modifications was completed, and the plant switched to San Rafael ore as the sole feed source in November. The Los Braceros mill averaged approximately 1,400 tonnes per day (“tpd”) through the pre-production period with silver, zinc and lead recoveries within 5% of Company expectations consistent with the March 2016 San Rafael PFS. Construction was completed for approximately $16 million.

Exploration drilling resumed in 2017 at the Cosalá Operation for the first time since 2014. An initial 4,000m diamond drill program at the silver-copper Zone 120 deposit adjacent to the San Rafael mine commenced in April, focusing on upgrading the existing resource as well as expanding the footprint of mineralization to the southeast. Following up on the success of step-out drilling, the Company drilled 3,260m in seven holes to further test continuity and expand the mineralized footprint.

Production from the Nuestra Señora mine stopped in early 2018 and the mine is currently on care and maintenance. The San Rafael mine supplied all ore to the processing plant with Main Zone production being increasingly supplemented by the Upper Zone ore starting in 2022.

Geology and Mineralization

The Cosalá mining district lies along the western edge of the Sierra Madre Occidental, an extensive volcanic province covering approximately 800,000km2. The pre-volcanic basement consists of a variety of tectonic/stratigraphic terranes of Precambrian, Paleozoic and Mesozoic rocks. Within the western Sierra Madre Occidental, the Mesozoic rocks have been altered to recrystallized limestone and skarn in many locations. An extensional, basin and range-type phase of faulting overprinted the western portion of the Sierra Madre Occidental during formation of the Gulf of California in Miocene time. In the Cosalá region, this late-Tertiary faulting produced an extensive, northwest-trending graben and related, parallel fault system, along with later northeast-trending dextral faults.

Mineralization within the Cosalá mining district is related to granodioritic or granitic intrusions of the Sinaloa Batholith, a composite gabbroic to granodioritic complex that induced strong contact metamorphism in adjacent sedimentary and volcano-sedimentary units.

Exploration

This section describes exploration, other than drilling, which is discussed in “Drilling”, of San Rafael and surrounding area by the Company and its predecessor Scorpio since the acquisition of Minera Platte by Scorpio. All work completed by Scorpio before the corporate name change is attributed to Americas Silver.

Quantec Geoscience Ltd. completed a 48-line km Titan-24 DC/IP geophysical survey centered over the San Rafael area in 2010 (Izarra, 2010) at the request of Americas Silver. The survey was initiated in June 2010 and covered a 3km by 3km area, using 100m dipole spacing with a 200m line spacing. Interpreted results from this survey led to seven exploration core holes being drilled at El Cajón between September and November 2010 to test some of the geophysical anomalies. A total of 2,555m was drilled but the results were not encouraging and have not been followed up by additional drilling.

A 33-line km DC/IP geophysical survey was completed in 2022 to extend coverage of the 2010 survey. Analysis of new and historical IP data facilitated a three-dimensional interpretation of the area around San Rafael. A number of anomalies were identified and a drill program was proposed to test the most promising targets.

Apart from the DC/IP survey and core drilling summarized above, Americas Silver has conducted road building and surface mapping.

Drilling

The Platte River Gold drilling was completed in four phases from late 2004 to 2008. Scorpio had two major drill campaigns in 2010 and 2012, and Americas Silver has drilled since 2014.

As of June 30, 2018, a total of 600 exploration drill holes for 104,443m had been completed for the El Cajón, Zone 120, Main Zone and Upper Zone. This total includes 282 drill holes completed by Platte River Gold between 2004 and 2008 and 318 drill holes completed by Scorpio and Americas Silver between 2010 and July 2018.

As of June 30, 2020, the Company had completed 174 exploration drill holes for 32,903m in El Cajón, 78 drill holes for 26,760m in Zone 120 and 422 drill holes for 52,269m in the Main and Upper Zones at San Rafael.

Since the effective date of the technical report until June 2022, an additional 51 underground holes for 3,877m and 39 surface holes for 4,990m were drilled in the Main and Upper Zones at San Rafael. As of June 2022, a total of 690 exploration drill holes for 113,310m had been completed for El Cajón, Zone 120, Main Zone and Upper Zone.

Sampling, Analysis and Data Verification

The following information refers only to the work of Platte River Gold and Americas Gold. Americas Gold has no information on sample preparation, analyses, or security used by prior operators, but none of their samples are used in the Mineral Resource estimate.

The following sampling procedure has been adopted for core drill holes;

a)	Core is transported from the drill site to a secure core processing facility in the town of Cosalá every day by Company personnel.

b)	The core is geotechnically and geologically logged by a Company geologist and marked for sampling.

c)	The geologist determines sample intervals using geology as a guide, but only mineralized core (where sulphides are noted) is generally sampled. Sample intervals are normally 1.5m in mineralized zones and may vary up to 3m depending on geological units.

d)	Core samples are split in half using a hydraulic or traditional splitter, a simple hammer or is cut using a diamond saw.

e)	Half the sample intercept is put into a sample bag, while the remaining half is left in the core box. Sample numbers are based on a pre-determined scheme that allows for insertion of standards, blanks and duplicates.

f)	Once the core hole is completely logged, split and sampled, appropriate blanks and standards are added to the sample stream in a random fashion, with an approximate average of one standard, one blank and one duplicate in every 20 samples.

g)	Samples are bagged in rice bags and shipped by truck, using an independent contractor, to a commercial laboratory. On some occasions, Company personnel may take samples to the laboratory. A strict chain of custody protocol is in place to ensure no tampering occurs.

h)	The remaining split core is stored in Cosalá at a secure site in wooden boxes under a covered roof.

Phase I to Phase IV drilling (2004 to 2008)

Samples were sent to ALS laboratory in Hermosillo for sample preparation and analysis. Silver, copper, lead and zinc were analyzed by four-acid (HF-HNO3-HClO4-HCl) digestion and inductively coupled plasma atomic-emission spectrometry (“ICP-AES”) and/or AA finish (ALS method OG62). Gold was analyzed by 30g fire assay with AA finish (“FA-AA”). Pulps were sent by ALS from Hermosillo to the ALS assay laboratory in North Vancouver, British Columbia, Canada, for analysis.

RC rig duplicates were regularly checked by a second laboratory during drilling. SGS de México S.A. de C.V. (“SGS”) was used for the Phase I and II check assaying. Sample preparation occurred at the SGS facility in Durango City, Durango, Mexico, and the pulps were sent to Toronto, Ontario, Canada for analysis. SGS used a similar multi-acid digestion and ICP-AES analysis (SGS method ICP90A), for the base-metal and silver, and a FA-AA process for the gold. International Plasma Labs Limited (“IPL”) was used for the Phase III check assaying. Samples were prepared at IPL’s facility in Hermosillo, Sonora, Mexico, and the pulps were sent to Richmond, British Columbia, Canada for analysis. IPL used a similar multi-acid digestion for the base-metal and silver analysis, and a FA-AA process for the gold.

Drill Campaigns – 2010 to 2018

Samples were delivered to ALS’s preparation laboratory in either Hermosillo or Chihuahua for drying, crushing and pulverizing. ALS then shipped the pulps by air-freight to ALS in North Vancouver, British Columbia, Canada for assaying. ALS is accredited to ISO 17025 and is independent of Americas Gold. Gold was analyzed by FA-AA on a 30g sample (ALS method Au-AA23). Silver, lead, zinc and copper were analyzed by HF-HNO3-HClO4 digestion with HCl leach and ICP-AES or AA finish (ALS method OG62). Samples were also analyzed for 33 major, minor and trace elements by ICP-AES following a four-acid digestion (ALS method ME-ICP61) for the drilling campaigns between 2014 and 2018. Over limits were re-analyzed by AA (ALS method OG62) for silver, copper, lead and zinc.

Security of samples is important for any sample which may be publicly reported or might be used in a resource estimation. Samples are accompanied by Company personnel from the collection site to the sample preparation facility. Samples are not left unattended for any period for any reason. All personnel with access to the sample preparation area are aware of the importance of sample security and not contaminating samples. Samples ready for shipment are secured in bags or boxes and kept in a secure area. If no security personnel are present, the sample is locked in a secure area.

When transporting, samples are not left unattended for any reason. If a third-party transporter is used, a copy of the receipt for acceptance of the shipment is kept and filed.

A Quality Assurance/Quality Control (“QA/QC”) program was implemented in 2004 to ensure data integrity of the samples for use in the resource estimation. The QA/QC procedures were analyzed by the Company and MDA and have been validated to be reasonable.

Verification of the database focused on the (i) geochemical component, (ii) drill collar, (iii) down-hole survey and (iv) geotechnical database. Verification of the geochemical component of the database on multiple occasions included the following:

●	Individual assays were checked for errors against the hard copy assay certificates received from the ALS laboratory.

●	The total database was electronically compared against a compilation of all assay data provided in digital form by the ALS analytical laboratories.

●	Sample interval data was checked against the geologic log sample to determine the correct position of the samples.

●	The existing assay data was checked for numeric errors along with proper correlation between sample ID and database “from-to” sample intervals.

The rock quality designation (“RQD”) data from 2017 were reviewed against the drill logs, and it was noticed that the RQD percentage value for each drill interval was calculated using a “RQD length divided by recovered length” formula. This is not the correct method in calculating the RQD percentage as it should be “RQD length divided by drill interval length”. Americas Gold was notified of the issue and the database was corrected to reflect the correct RQD values for the 2017 and 2018 resource estimates. The collar coordinates for all drill holes were checked against digital files supplied by the contracted different surveyor (Servicio Topographic and Terra Group of Hermosillo).

The database collar coordinates were checked against the original spreadsheet. The data for the drill hole final depths listed in the database was also verified with the depths noted on the drill logs. Any deviations were corrected in the database. The drill hole locations were also viewed on-screen and checked against the current topography. Americas Gold re-surveyed the collar location for this drill hole and the new, corrected coordinates were entered into the database. Any other deviations were also corrected. The location of drill holes was checked using a hand-held GPS. Although the hand-held GPS cannot achieve survey-level accuracy, it serves to verify that in general terms drill holes are where the database indicates they should be.

The down-hole survey data for the RC holes and core holes was audited. The survey readings were taken at approximate 30m down-hole intervals, with the bottom reading usually taken at a depth of 5 to 10m above the drill hole’s final drill depth. No significant discrepancies between the survey field notes, the geologic logs, and the database were found.

Where down-hole survey readings were taken inside the drill rods, the azimuth readings were considered meaningless due to the magnetic effects of the drill rods. As a result of the unusable azimuth readings, all vertical holes remain as undeviating vertical holes in the database. The database has been changed by removing the actual dip readings and using the standard 0o azimuth and -90o dip values. For RC angle holes, the azimuth data are based on a Brunton compass reading taken by the field geologist. The down-hole survey readings were removed from the drill holes where there was a concern over the azimuth readings.

Americas Gold is of the opinion that database verification procedures for San Rafael and EC120 comply with industry standards and are adequate for the purposes of Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

Laboratory testing has demonstrated that both Zone 120 and El Cajón materials can be successfully treated using flotation to produce a saleable silver-copper concentrate.

The relatively limited amount of flotation testing done on Zone 120 requires that a conservative approach be taken with projected future performance at a commercial scale. Many geological and metallurgical similarities exist between Zone 120 and El Cajón, including similar flotation conditions and comparable rougher performance. Improving Zone 120 flotation response to match that of El Cajón is a reasonable goal. Additional work could and should be done on Zone 120 material to optimize cleaner flotation performance, especially for material carrying higher concentrations of arsenic.

The successful commercial scale processing of El Cajón material provides support for the lab-derived metal recovery and concentrate grade results. Historical plant performance is considered an excellent predictor of future performance.

The two material types are similar in the nature of the sulphide mineralization and the gangue. Within each deposit, geologists report the style of mineralization to be consistent. Although no complications are anticipated, test work could be done to confirm that the two material types can be commingled.

Future planning and metal scheduling considering a primary grind of 80% passing 110 to 130μm, results in anticipated copper recoveries for Zone 120 and El Cajón are expected to be approximately 86% and 90% respectively, with silver recovery of approximately 85% and 89%.

The following is not from the San Rafael Technical Report but based on previous testing and operating results.

Metallurgical testing of material from San Rafael was conducted in seven main phases over a period of roughly ten years (2005 – 2015) on a variety of composites. Both bench-top and locked-cycle flotation testing conducted on the San Rafael Main Zone sulfide mineralization has shown this material can be successfully processed using a sequential flotation process to produce separate silver-lead and zinc concentrate products. Lead head grades ranged from 1.22% to 2.09% while zinc head grades ranged from 2.99% to 4.27%.

The test work confirmed a conventional process approach would serve adequately with crushing and grinding followed by lead rougher floatation, in turn followed by zinc flotation. It was confirmed that a primary grind of 80% passing 100 to 110μm would be suitable for commercial operation and data was obtained on reagent dosage.

Plant performance has supported forecast lead and zinc recoveries of approximately 75% and 83%, respectively, with total silver recovery of approximately 45% to 50%.

Mineral Resource and Mineral Reserve Estimates

Refer to the “Americas Gold and Silver Mineral Reserves and Mineral Resource Estimates” section for quantity, grades and category. Assumptions are outlined in the “Notes for Mineral Reserve and Mineral Resource Estimates” section.

Mining Operations

Construction started at San Rafael in September 2016 and the project achieved commercial production in December 2017. The Mineral Reserves support an initial mine life of five years. The underground mine is accessed by a decline that portals at surface near the southern portion of the deposit where the surface infrastructure is located. A series of ramp systems from the main decline provides access to the various stoping areas of the mine.

The main decline was driven to the bottom of the defined Mineral Reserves in the Main Zone at the beginning of the project. Incline development now allows access and production from the Upper Zone. Due to the depth, shallow-dipping angle and variable thickness of the mineralization, the mining method used at San Rafael is post-pillar cut and fill. Stopes are accessed from a primary stope access driven at a -15% decline. After mining of each successive 5m high cut of ore, the stope is backfilled and the access “backslashed” to allow for mining of the next cut. This sequence is repeated up to five times until the stope access reaches an incline of +15%. Access to the next cut is then provided by a -15% stope access driven from a higher elevation.

The LOM plan anticipates that the cut and fill stopes will be backfilled with unconsolidated development waste and waste generated from a waste quarry. Given the use of unconsolidated backfill, the mining sequence is typically from the bottom up.

Primary mine ventilation is provided via two vertical bored raises and the main decline. A main exhaust fan is located underground at the northern end of the deposit and fresh air is pulled through a central intake bored raise and the main decline. Fresh air is provided to the working development faces and stoping areas by use of secondary fans and ducting.

Due to the depth, variable dip angle (shallow to near vertical) and variable thickness of the mineralization, the mining method proposed at EC120 is a combination of post-pillar cut and fill and overhand cut and fill. This mining method is very selective and adaptable to changes in the mineralization in terms of shape, dip, thickness and lateral extent. The designed widths for the stoping areas at EC120 range from a minimum of 4m to a maximum of approximately 60m.

Stopes are accessed from a primary stope access driven at a -15% decline. After mining of each successive 5m high cut of ore, the stope is backfilled and the access backslashed to allow for mining of the next cut. This sequence is repeated up to five times until the stope access reaches an incline of +15%. Access to the next cut is then provided by a -15% stope access driven from a higher elevation. The nominal level spacing between main accesses is planned to be 25m.

The LOM plan assumes that the stopes will be backfilled with unconsolidated development waste and waste generated from a waste quarry. Given the use of unconsolidated backfill, the mining sequence is generally from the bottom up.

Ore will be mucked from the stopes to muck bays located on the main level access using load-haul-dump equipment (“LHD”). LHDs will load trucks equipped for both underground and surface use at the truck loadout area. Ore will be hauled directly from the underground to the processing plant to avoid re-handling. On their return trip from the plant, trucks will be loaded with waste fill and travel directly or adjacent to the stopes requiring backfill. Final placement of the waste fill in stopes will be done using LHDs.

Processing and Recovery Operations

San Rafael ore has been the exclusive feed for the Los Braceros plant since November 2017. The Los Braceros process plant is a conventional polymetallic concentrator currently configured to produce zinc and lead concentrates. Throughput has recently been approximately 1,750 tonnes per operating day.

Processing of material from EC120 is expected to start as production from San Rafael winds down due to stope availability. Each ore type will be processed in batches. The existing Los Braceros plant can be easily reconfigured to suit the needs of EC120. No unit operations will be added and no new equipment will be installed.

All tailings generated from the processing of San Rafael and EC120 ore can be deposited in the existing tailings storage facility. A 5m high lift of the tailings dam was completed as planned during Q1 2019. Over the remaining life of the San Rafael mine and the EC120 Project, it is anticipated that four more 5m high lifts will be completed.

Infrastructure, Permitting and Compliance Activities

The San Rafael and EC120 sites include the following:

●	The surface mine site and associated facilities, including offices, shops, compressors, fuel storage, electrical substations, standby generators, stockpile facilities, portals, ventilation fans, run-of-mine (“ROM”) ore storage, ROM waste storage and dry facilities.

●	Facilities providing basic infrastructure to the mine, including access roads and electric power distribution.

●	Underground infrastructure, including ramps, raises, ventilation/service raises, explosives magazines, dewatering pumps and underground mobile equipment fleet.

●	Excellent access to the Los Braceros plant by paved highway and dirt roads.

●	Grid electric power supply to both sites.

The Los Braceros plant site includes the following:

●	The surface mill site and associated facilities including offices, shops, compressors, fuel storage, electric substations, ROM ore stockpile facilities, crushing, grinding, flotation, filtering circuits, concentrate storage facilities and assay laboratory.

●	Facilities providing basic infrastructure to the mill, including access roads, electric power distribution and process water supply.

●	A tailings storage facility.

●	Grid electric power supply to the site.

The town office site in Cosalá includes the following:

●	The surface office site and associated facilities including offices, shops, fuel storage and diamond drill core logging and storage facilities.

●	Grid electric power supply to the site.

Americas Gold’s environmental management systems for the San Rafael project are under continual development. These systems include:

●	Annual and quarterly reporting to SEMARNAT and PROFEPA (the policing, auditing, and inspection authority of SEMARNAT).

●	Water quality monitoring at Arroyo Higuera Larga upstream and downstream from the El Cajón mine, as well as discharge at the mine portal.

●	Hazardous waste control systems.

●	Compliance with NOM 120-SEMARNAT-2011 regulations which dictate environmental protection and permitting requirements for exploration activities.

●	Participation in PROFEPA’s certified national Environmental Audit Program.

As part of the permitting process, Americas Gold has completed archaeological surveys in operational and project areas, including the San Rafael-El Cajón area.

Most mining and processing activities are carried out under the terms of Authorization of Environmental Impact (“AEI”) and Change of Land Use permits (“Cambio de Uso de Suelo” or “CUS”), issued by the Mexican Secretaria de Medio Ambiente y Recursos Naturale (The Secretariat of Environment and Natural Resources, or “SEMARNAT”). An AEI permit was issued in 2007 to allow for the construction of a process plant and tailings storage facility on site and another AEI permit was issued in 2014 to allow for the construction of the El Cajón mine and project area. A bond was not required. To maintain these permits in good standing, Americas Gold must report on activities on an annual basis, particularly any changes such as an increase in production. Applications to extensions to both permits are submitted and renewed in the ordinary course.

Exploration activities, particularly drilling, are also governed by SEMARNAT regulations. Various authorization for a CUS are held by Americas Gold. The approval of affected surface rights holders is required as part of the permitting and drilling process.

There are 14 communities distributed in eight ejidos in the vicinity of Americas Gold’s mining concessions, including the capital of the municipality, Cosalá. Americas Gold is the major local employer. Over 80% of the Company’s employees live in the municipality of Cosalá. There is also a small administrative office located in Mazatlán.

Capital and Operating Costs

Cost estimates for the San Rafael mine are based on recent operating history and for the EC120 Project are based on a combination of recent operating history at San Rafael and the Los Braceros plant, in conjunction with calculations from first principles.

The capital and operating cost estimates for the San Rafael mine are summarized in the tables below.

San Rafael	Total
LOM Sustaining Capital Costs	$ M
Mine Development and Infrastructure	8.3
Process and Tailings	2.3
Other	2.5
Total	13.1

San Rafael	$/t
Estimated LOM Operating Costs	Processed
Mining	25.00
Processing	18.00
G&A	9.00
Total	52.00

The capital and operating cost estimates for the EC120 Project are summarized in the tables below.

EC120	Initial	Sustaining	Total
Capital Costs	$ M	$ M	$ M
Mine Development	9.2	8.0	17.2
Mine Infrastructure	5.4	4.3	9.7
Process	0.6	2.0	2.6
Other	0.5	0.5	1.0
10% Contingency	1.0	-	1.0
Total Capital Cost	16.7	14.8	31.5

EC120	$/t
Estimated LOM Operating Costs	Processed
Mining	20.29
Processing	12.58
G&A	9.87
Total	42.74

Please see “General Development of the Business – Operations – Three Year History – 2022” for the Company’s updates on the San Rafael mine.

Relief Canyon Mine, U.S.A.

General

Americas Gold and Silver is the owner of the Relief Canyon mine located on the southwestern flank of the Humboldt Range near Lovelock, Nevada, USA. The Relief Canyon mine consists of an open pit mine and an adsorption, desorption and recovery (“ADR”) processing plant.

The Relief Canyon mine is 100% owned and operated by the Company’s wholly owned subsidiaries, Pershing Gold (“PG”) and Gold Acquisition Corp. (“GAC”).

The Company is advancing technical studies at Relief Canyon. The mine poured its first gold in February 2020 and declared commercial production in January 2021. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit. The past-producing mine includes three historic open-pit mines, a newly constructed crushing and ore conveying system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the following risk factors. Any of these risk elements could have material adverse effects on the business of the Company. See “Note 24 – Financial risk management” of the Company’s audited consolidated financial statements for the year ended December 31, 2022.

Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.

The Company’s production estimates may not be achieved as mining and exploration activities and future mining operations are, and will be, subject to operational risks and hazards inherent in the mining industry.

The Company currently has two production-level mines: the Galena Complex in Idaho, U.S.A. and the Cosalá Operations in Sinaloa, Mexico, and is advancing technical studies at Relief Canyon in Nevada, U.S.A. following a suspension of mining activities in August 2021 after it had reached commercial production in early 2021. The Galena Complex is currently undergoing a Recapitalization Plan that commenced in October 2019. No assurance can be given that the intended or expected production estimates will be achieved by the Company’s operating mines or in respect of any future mining operations in which the Company owns or may acquire interests. Failure to meet such production estimates could have a material effect on the Company’s future cash flows, financial performance and financial position. Production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. Actual production may vary from its estimates for a variety of other reasons, including:

•	actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;

•	short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;

•	mine failures, slope and underground rock failures or equipment failures;

•	industrial accidents;

•	natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes;

•	encountering unusual or unexpected geological conditions;

•	changes in power costs and potential power shortages;

•	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;

•	labour shortages, loss of key personnel or strikes or other related interruptions to normal operations;

•	pandemics or national or global health crises;

•	acts of terrorism, civil disobedience and protests; and

•	restrictions or regulations imposed by government agencies or other changes in the regulatory environments.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing production to cease. Each of these factors also applies to sites not yet in production. It is not unusual in new mining operations to experience unexpected problems during the start-up or ramp-up phases to full production and operations. Depending on the price of gold, silver or other metals, it may be determined to be impractical to commence or, if commenced, to continue commercial production at a particular site.

Production at Relief Canyon has been suspended since August 13, 2021. While the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, the ramp-up at Relief Canyon was challenging since the first poured gold in February 2020. During this period, the Company and its consultants performed extensive analyses and implemented a number of procedural changes to address the start-up challenges typical of a heap leach operation. As part of this analysis, the Company identified naturally occurring carbonaceous material within the Relief Canyon pit. The identification of this material was not recognized in the feasibility study. During the first phase of mining (Phase 1 of 5), several adverse impacts affected the operation including the onset of the COVID-19 pandemic and the failure of the Company’s radial stacker. Offsetting these challenges was the definition of the gold mineralized zones through blasthole sampling which reconciled reasonably to the block model. However, during Phase 1, an unknown quantity of the carbonaceous material was crushed, stacked, and disseminated onto the leach pad resulting in lower than expected recovery of the placed gold ore.

Following realization of this adverse material, the Company developed and implemented a more comprehensive ore control procedure to minimize the impact the carbonaceous material could have on leach pad performance. Phase 2 mining demonstrated a more structurally complex area than initially interpreted, caused by additional faults and folds. Gold mineralization is strongly influenced by structural controls. The impact of the structural complexity, combined with the increased mining selectivity to reject carbonaceous material, decreased ore availability. The Company continues leaching operations and working to improve recovery and operations through ongoing technical studies and metallurgical test programs. These technical studies have not yet identified an economical path to resuming near-term production.

As a result of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of $55.6 million has been taken in during 2021, reducing the carrying value of the Relief Canyon mineral interest and plant and equipment. An additional reduction of $24.8 million was taken to inventory as a result of the decreased recovery expected from crushed gold ounces placed on the leach pad. During 2022, the Company further determined an impairment indicator existed at the end of the third quarter of 2022 due to the decrease in its market capitalization below its consolidated net assets value. Management believed this decrease in market capitalization was primarily the result of a decrease in precious metal prices, company valuations, and market capital flows, among other factors. The Company performed an assessment of all its cash-generating units and identified an impairment charge on its Relief Canyon property, plant and equipment carrying value of $13.4 million. The valuation was determined through the fair value of the contained gold equivalent ounces at Relief Canyon based on a market approach of comparable companies, primarily in the feasibility, construction, and production stage of mining.

The Company is committed to continuing efforts to resolve these metallurgical challenges at Relief Canyon as noted above. The Company plans to continue leaching operations and working to improve recovery and operations through an extensive audit of drilling, sampling, ore control, and modelling, implementing internal QA/QC programs, and metallurgy testing program on carbonaceous material. The suspension on mining operations may be extended, in full or in part, until the Company identifies an economical path to resuming production.

There can be no assurance that significant costs will not be required in order to achieve full production capacity, that the Company will identify an economical path to resuming production at Relief Canyon, that the Company will be able to improve the operational and financial performance of its assets or that the Company will be profitable or realize net cash flows in the future, or that if it is profitable or realizes net cash flows, that it will continue to do so in the future. The Company’s operating expenses, and capital expenditures may increase in subsequent years as costs increase for the personnel, contract mining, consumables, equipment and consultants associated with advancing its exploration, development and production activities. In addition, there can be no assurance that the Company’s estimates and expectations regarding the number of ounces of gold stacked on the Relief Canyon leach pad or regarding the ultimate recoverability and monetization of such ounces will prove to be correct in the near term or at all.

In addition, the Company’s Cosalá Operations were previously subject to an illegal blockade which began in January 2020 and continued until the Company signed an agreement with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening at the Cosalá Operations. Following this, the Company began recalling its workers as of September 11, 2021 and commenced reopening the operation as of September 13, 2021 as the employees arrived on site. The Cosalá Operations returned to full production following its restart and ramp-up in Q4-2021. However, there can be no assurances that the that the Company will receive and continue to receive the level of support from the Mexican government with respect to the long-term stability of the Cosalá Operations or the ability to maintain such support in the near- and long-term. As a result, Company may experience further labour disputes, work stoppages, illegal blockades or other disruptions in production that could materially adversely affect its operations and results. We believe that the Company’s continuing efforts to build lasting and constructive relationships with the Mexican government, host communities, its workforce and key stakeholders, and the significant local economic development initiatives the Company supports both directly and indirectly, will result in maintaining and building trust with local communities and more local citizens benefiting economically which will continue to support our Cosalá Operations. However, there is no assurance that the Company’s efforts will effectively mitigate such risk.

Uncertainty in the estimation of mineral reserves and mineral resources

Mineral reserves and mineral resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of metals may render mineral reserves and mineral resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s mineral reserves and mineral resources. Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on limited drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionally skew the estimates. Accordingly, such mineral resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of mineral resources, mineral reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves and mineral resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company’s operating results may be negatively affected by inaccurate estimates. Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of gold, silver, copper, zinc, and lead. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted, adjustments of reserve estimates might occur, which could alter mining plans. Either of these alternatives may adversely affect the Company’s actual production and operating results.

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive technical and economic studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

The Company’s future gold, silver, zinc, lead, and copper production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company’s business strategy to conduct silver exploration activities at the Company’s existing mining operations as well as at new exploration projects, and to acquire other mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future production will not decline. Accordingly, the Company’s revenues from the sale of concentrates may decline, which may have a material adverse effect on its results of operations.

Inflationary pressure and global supply chain delays may negatively impact the Company’s operations

The geographic areas and markets in which the Company operates have been experiencing and continue to experience elevated inflationary pressures. During 2022, the Company has experienced, among other things, higher machinery, raw material and equipment costs, as well as wage pressures in some markets. Inflationary pressures on the Company are expected to continue through 2023 and potentially further, and such pressures could be exacerbated by global supply chain shortages and delays and increased input costs. Inflationary price increases and related pressures that are not offset by commodity price increases and operational efficiencies may have a material adverse effect on the Company’s results of operations and profitability.

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. Impairment assessments are conducted at the level of cash-generating units (“CGU”). At the end of the third quarter ended September 30, 2022, the Company recorded an impairment charge of $13.4 million in relation to Relief Canyon as a result of a decrease in the Company’s market capitalization below its consolidated net assets value. This decrease in market capitalization was the result of the decrease in precious metal prices and market capital flows among other factors. The Company performed an assessment of all its CGUs and identified an impairment charge on its Relief Canyon property, plant and equipment carrying value of $13.4 million. The valuation was determined through the fair value of the contained gold equivalent ounces at Relief Canyon based on a market approach of comparable companies, primarily in the feasibility, construction, and production stage of mining. In addition, previously the Company recorded a total impairment of $55.6 million, at the end of the first quarter of 2021 in relation to Relief Canyon as a result of changes to Relief Canyon’s expected gold production.

CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in the Company’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as precious metals prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

The Company’s audited consolidated financial statements for the year ended December 31, 2022 contain going concern disclosure

The Company’s audited consolidated financial statements for the year ended December 31, 2022 contain disclosure related to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

Risks associated with market fluctuations in commodity prices

The majority of the Company’s revenue is derived from the sale of silver, zinc and lead contained in concentrates. Fluctuations in the prices of silver, zinc, and lead represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low prices for these commodities, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for silver, zinc and lead continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the U.S. dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors.

In addition, the price of silver, for example, has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver and other commodity prices may materially adversely affect the Company’s business, financial condition, or results of operations. The world market price of commodities has fluctuated during the last several years. Declining market prices for silver and other metals, in general, could have a material adverse effect on the Company’s results of operations and profitability. If the market price of silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed. In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

In particular, if applicable commodity prices are depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining operations until prices increase or record asset impairment write-downs. Any lost revenues continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

The Company has a history of negative operating cash flow and may continue to experience negative operating cash flow

The Company has recently experienced negative operating cash flow and may continue to experience negative operating cash flow. The Company had negative operating cash flow for recent past financial reporting periods. Such negative operating cash flows can be common for mining companies in the exploration and/or development stages in respect of material mineral properties. However, to the extent that the Company has negative operating cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available if or when needed or that these financings will be on terms favourable to the Company if at all, or that the Company’s expectations regarding net cash flow in future period will prove to be accurate.

The Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods

The Company’s revenues over the 12 months from the date of this AIF may be lower than anticipated. For instance, the Company’s ability to generate sales and realize revenues is dependent on the Company achieving its production goals, including doing so on its expected timelines.

Working capital requirements over the next 12 months may also be greater than the Company currently anticipates for a variety of reasons, including, but not limited to, the following: the ability of the Company to maintain production at expected levels; unanticipated capital requirements at the Galena Complex; operating costs at the Cosalá Operations; unanticipated increases in contract mining, production costs or other operating expenses; labour disputes; and catastrophic events such as weather events, as well as or public health crisises or pandemics and the related health and safety measures that may be instituted, particularly in the jurisdictions in which the Company operates . Many of these factors are not within the Company’s control.

The Company expects to achieve net cash flow over the 12 months following the date of this AIF, and this expectation is reliant on revenues, production results, metals prices and working capital requirements being in line with current expectations. The Company’s expectations regarding net cash flow are dependent on a number of assumptions and estimates, some of which are not in the Company’s control. See “Cautionary Note Regarding Forward-Looking Information”.

The Company may be subject to significant capital requirements and operating risks associated with its operations and its portfolio of growth projects

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustaining capital requirements. The Company could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect the Company’s ability to access the capital markets in the future to meet any external financing requirements the Company might have. If there are significant delays in terms of when any exploration, development and/or expansion projects are completed and producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on the Company’s results of operation, cash flow from operations and financial condition.

The Company expects that it may require additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines require a substantial amount of capital and will depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly need further capital depending on exploration, development, production and operational results and market conditions, including the prices at which the Company sells its production, or in order to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile metals markets, volatile interest rates, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the development or expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may affect the ability of the Company, or third parties it seeks to do business with, to access those markets.

There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. A failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. If the Company raises funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the Company and reduce the value of their investment. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

In addition, the Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company’s mining or processing operations could materially adversely affect the Company’s business, results of operations, financial condition and liquidity. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.

The Company’s dependence on the success of its Cosalá Operations, including the San Rafael mine and the Galena Complex which are exposed to operational risks and other risks, including certain development and exploration related risks

The principal mineral projects of the Company are the Galena Complex and its Cosalá Operations, including the San Rafael mine. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits, and as opportunities for the growth and development of the Company. Commercial production and operations at the Galena Complex, and its Cosalá Operations, including the San Rafael mine, will require the commitment of resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated primarily with commercial production. In addition, the Company’s other mining operations, exploration and development will require the commitment of additional resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on, among other things, the results of commercial production, the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations and other factors, many of which are beyond the Company’s control.

The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of gold, silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Risks associated with outstanding debt

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums. The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements. If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, and (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money and if no provision for payment is made, the lender may exercise its applicable security.

Government regulation and environmental compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive or false interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. The Company is often required to post surety bonds or cash collateral to secure its reclamation obligations and may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral, and the bonds or collateral may not fully cover the cost of reclamation and any such shortfall could have a material adverse impact on its financial condition. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”). If the exemption is altered and these wastes are designated as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and may be required to make significant expenditures to construct or modify facilities for managing these wastes. In addition, releases of hazardous substances from a mining facility causing contamination in or damage to the environment may result in liability under the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”). Under the CERCLA, the Company may be jointly and severally liable for contamination at or originating from its facilities. Liability under the CERCLA may require the Company to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. It can also lead to liability to state and tribal governments for natural resource damages. Additional regulations or requirements are also imposed upon the Company’s operations in Idaho under the federal Clean Water Act (the “CWA”). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time. Specifically, the Company’s activities at the Galena Complex and Relief Canyon are subject to regulation by the U.S. Department of Labor’s Mine Safety and Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico. Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as MIA, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which involve significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or those of other mining companies that affect the environment, human health and safety. Interested parties including governmental agencies and non-governmental organizations or civic groups may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing or alleged violations of laws or regulations involving obtaining or complying with permits could provide a basis to revoke existing permits, deny the issuance of additional permits, or commence a regulatory enforcement action, each of which could have a material adverse impact on the Company’s operations or financial condition. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration. If adopted, such measures could increase the Company’s cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities. Proposed measures could also result in increased cost of fuel and other consumables used at the Company’s operations. Climate change legislation or regulation may affect the Company’s customers and the market for the metals it produces with effects on prices that are not possible to predict. Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company’s costs, threaten certain operating activities and constrain its expansion opportunities.

Some of the Company’s material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country

Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations or their application affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by SEMARNAT; the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights, the Mexican Department of labour and the Mexican Department of the Interior. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintenance of its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult than it was in the past for the Company to obtain any required financing for its projects. The Mexican government has conducted a highly publicized crackdown on the drug cartels, resulting in widespread violence and a loss of lives. There is no assurance that the Company’s operations will not be adversely impacted by such organizations.

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation or improper application could negatively impact current operations or planned exploration and development activities on its Cosalá district properties, or in any other projects that the Company becomes involved with. Any failure (actual or alleged) to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration and development operations or material fines, penalties, diminution of property rights including mining concessions or other liabilities.

Labour relations, employee recruitment, retention and pension funding

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The Company is dependent on its workforce at its producing properties and mills. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, or other groups using a labour related justification, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

Many of the Company’s employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on its earnings.

A subsidiary of the Company is party, with the United Steel Workers Union, to a collective bargaining agreement that covers substantially all of the hourly employees at the Galena Complex that was ratified by union membership at the Galena Complex and is effective from November 17, 2022 through November 16, 2025. A failure to come to an agreement after expiration of such agreement could impact the operations at the Galena Complex if there was a labour action that results in an interruption of operations.

The Cosalá Operations were subject to an illegal blockade which began in January 2020 and continued until the Company signed an agreement with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening at the Cosalá Operations. The Company has since resumed operations. However, there can be no assurances that the Company will receive and continue to receive the level of support from the Mexican government with respect to the long-term stability of the Cosalá Operations or the ability to maintain such support in the near- and long-term. As a result, Company may experience further labour disputes, work stoppages, illegal blockades or other disruptions in production that could materially adversely affect its operations and results.

We believe that the Company’s continuing efforts to build lasting and constructive relationships with the Mexican government, host communities, its workforce and key stakeholders, and the significant local economic development initiatives the Company supports both directly and indirectly, will result in maintaining and building trust with local communities and more local citizens benefiting economically which will continue to support the Cosalá Operations. However, there is no assurance that the Company’s efforts will effectively mitigate such risk.

The Company also hires its employees or consultants to assist it in conducting its operations in accordance with laws of the host country. The Company also purchases certain supplies and retains the services of various companies in the host country to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in the host country or to obtain all the necessary services or expertise in the host country or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in the host country, the Company may need to seek and obtain those services from people located outside the host country, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations. Recruiting and retaining qualified personnel is critical to the Company’s success.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. The markets for qualified skilled workers and personnel being extremely competitive has been further constrained by the ongoing industrywide labour shortages, partly resulting from COVID-19 pandemic effects. The Company’s ability to meet its labour needs, while controlling labour costs, is subject to many external factors, including the competition for and availability of skilled personnel in our markets, unemployment levels within those markets, prevailing wage rates, minimum wage laws, health and other insurance costs and changes in employment and labour legislation or other workplace regulation. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The volatility in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Community relations and social impact

The Company’s relationship with the communities where it operates is critical to ensuring the future success of project development and future operations. Globally, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. There is no assurance that the Company will be able to appropriately manage community relations in a manner that will allow the Company to proceed with its plans to develop and operate its properties.

Certain non-governmental organizations, some of which oppose globalization and resource development, or have other interests, can be vocal critics of the mining industry and its practices. Actions by such organizations could adversely affect the Company’s reputation and financial condition and may impact its relationship with the communities in which it operates. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on the Company. They may also file complaints with regulators and others. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator and may adversely affect the Company.

Risks associated with transportation and storage of concentrate in Mexico

The concentrates produced by the Company have significant value and are loaded onto road vehicles for transport or to seaports for export to foreign markets. The geographic location of the Company’s operations in Mexico and the United States, and air and trucking routes taken through the country to the refinery, smelters and ports for delivery, give rise to risks including concentrate theft, roadblocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Mining property and title risks

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.

The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Speculative nature of exploration and development

The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Exploration for minerals and the development of mineral properties is speculative and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, some of the Company’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s deposits are commercially mineable, nor can there be any certainty that the Company’s exploration, development and production activities will be commercially successful.

Unauthorized mining

The mining industry in Mexico is subject to incursions by illegal miners who gain unauthorized access to mines to steal mineralized material mainly by manual mining methods. Such incursions could result in both a significant financial loss to the Company and a material impact to the Company’s operations. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees, contractors and assets. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Global financial and economic conditions

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, Mexico, Canada, China, India and other industrialized or developing countries, or disruption of key sectors of the economy such as oil and gas, may have a significant effect on the Company’s results of operations or may limit its ability to raise capital through credit and equity markets. The prices of the metals that the Company produces are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or development impacting major industrial or developing countries. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Natural disasters, terrorist acts, health crises and other disruptions or dislocations

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country may not efficiently and quickly recover from such event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious disease or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

Surface rights and access

The Company has reached various agreements for surface rights and access with certain local groups, including members of ejidos, for mining exploitation activities, including open pit mining, in the surroundings of the Cosalá Operations. In addition, the Company has formal ongoing agreements for surface access to all ejidos on which its exploration activities are being performed. These agreements are valid and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out.

For future activities, the Company will need to negotiate with ejido and non-ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with ejidos membership or other interested groups can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to operate or develop any mineral deposits it may locate. See “Labour relations, employee recruitment, retention and pension funding” for further information.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company

One of the Company’s primary operations, the Cosalá Operations, is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. Other operations are located in the United States and expenditures related to those operations are denominated in U.S. dollars. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in both U.S. dollars, Canadian dollars and Mexican pesos and has monetary assets and liabilities in U.S. dollars, Canadian dollars and Mexican pesos. For its financial reporting, the Company’s presentation currency is the U.S. dollar. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Risks associated with Americas Gold and Silver’s various financial instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, other payables, derivative assets and liabilities, and other financial instruments may be held from time to time. These financial instruments are exposed to numerous risks, including, among others, liquidity risk, currency risk, equity price risk, interest rate risk, counterparty risk and credit risk. Many of these risks are outside the Company’s control. There is no assurance that the Company will realize the carrying value of any of its financial instruments.

The Company may engage in hedging activities

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the prices of zinc, lead, and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with changes price will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

The Company may require significant capital expenditures

Substantial capital expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks associated with the Company’s business objectives

The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.

Risks associated with the Company’s strategic joint venture at its Galena Complex

In September 2019, the Company entered into the Galena Joint Venture with Mr. Eric Sprott at its Galena Complex. The Galena Joint Venture is subject to the risks normally associated with the conduct of joint ventures. These risks may include, but are not limited to: (i) disagreements between joint venture partners on how to develop and operate mines efficiently; (ii) that joint venture partners may at any time have economic or business interests or goals that are, or become, inconsistent with another joint venture partner’s business interests or goals; (iii) an inability of joint venture partners to meet their obligations to the joint venture or third parties; (iv) the possibility that a joint venture partner might become bankrupt; (v) the possibility that a joint venture partner may not be able to sell its interest in the joint venture; or (vi) litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more of the foregoing circumstances and events could have a material adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.

Competition in the mining industry

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable mines, developmental projects, producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate sales risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

Certain risks related to the ownership of the Company’s common shares

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

The Common Shares are currently listed on the TSX and the NYSE American. There can be no assurance that an active market for the Common Shares will be sustained. If an active or liquid market for the common shares fails to be sustained, the prices at which such Common Shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Additionally, the exercise of stock options and warrants already issued by the Company, the issuance of additional equity securities or convertible debt securities and the repayment of debt through the issuance of additional equity securities in the future could result in dilution in the equity interests of holders of Common Shares.

The Company may also issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, the Company’s recent offerings of Common Shares may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

Company is subject to the rules and regulations of the TSX the NYSE American

The Company is subject to the rules and regulations of the NYSE American and the TSX. Further, in order to maintain compliance with all continued listing requirements, the Company pays legal, accounting and compliance fees to advisors and regulatory organizations. Any changes to rules, regulations policies or guidelines issued by regulatory authorities may impact the risk of non-compliance. There is no assurance that the Company will be able to comply with the applicable NYSE or TSX continued listing standards and maintain its listing status on either the TSX or the NASDAQ. Any failure to comply with applicable continued listing requirements and regulations may result in the delisting of the Company’s Common Shares from the TSX and/or the NYSE American. Such events may have material adverse effects on the Company’s business and financial condition.

Absolute assurance on financial statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

The Company is a Canadian company and this could have an impact on enforcement of civil liabilities obtained under U.S. securities laws

The Company is a corporation existing under the laws of Canada and its registered and head office is in Canada. Most of the Company’s directors and officers are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult to serve process on the Company or such other persons, to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. Enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by these facts.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

Uninsured or uninsurable risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. Such risks and hazards may include adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Furthermore, the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such aforementioned liabilities arise, they could have a material adverse effect on the results of the Company’s operations, cash flow, financial condition, and business, they could reduce or eliminate any future profitability, and they could result in an increase in costs and a decline in value of the Common Shares.

As of the date of this AIF, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

The Company’s information technology systems may be vulnerable to disruption which could place its systems at risk from data loss, operational failure, or compromise of confidential information

The Company relies on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While the Company regularly obtains and develops solutions to monitor the security of its systems, it remains vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access or sabotage systems are under continuous and rapid evolution, which may deter efforts to detect disruption of data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure and could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Accessibility and reliability of existing local infrastructure

The Company’s mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important considerations, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Risks and uncertainties related to the repatriation of funds from foreign subsidiaries

The Company expects to generate cash flow and profits at its foreign subsidiaries and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as business, financial position and results of operations and could cause the market value of the Common Shares to decline.

Tax considerations

Mexico

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company’s operations in Mexico: corporate income tax and a Flat Rate Business Tax (“IETU”). Mexican corporate income tax was calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

In late 2013, a new income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

●	New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;

●	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;

●	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;

●	Elimination of the IETU;

●	Elimination of the option for depreciation of capital assets on an accelerated basis;

●	Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and

●	Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

United States

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect Americas Gold and Silver or holders of Americas Gold and Silver common shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact Americas Gold and Silver’s financial performance and the value of Americas Gold and Silver’s common shares. Additionally, states in which Americas Gold and Silver operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on Americas Gold and Silver and holders of Americas Gold and Silver’s common shares is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and Americas Gold and Silver cannot predict how this legislation or any future changes in tax laws might affect Americas Gold and Silver or holders of Americas Gold and Silver’s common shares.

U.S. holders of Americas Gold and Silver common shares should be aware that Americas Gold and Silver believes it was not classified as a passive foreign investment company within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (“PFIC”) for its most recently completed tax year, and based on current business plans and financial expectations, Americas Gold and Silver expects that it will not be a PFIC for the current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of Americas Gold and Silver as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that Americas Gold and Silver will not become a PFIC for any tax year during which U.S. holders own Americas Gold and Silver shares.

If Americas Gold and Silver is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Americas Gold and Silver common shares, or any “excess distribution” received on its Americas Gold and Silver common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Americas Gold and Silver common shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of Americas Gold and Silver’s net capital gain and ordinary earnings for any year in which Americas Gold and Silver is a PFIC, whether or not Americas Gold and Silver distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that Americas Gold and Silver will satisfy the record keeping requirements that apply to a QEF, or that Americas Gold and Silver will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that Americas Gold and Silver is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Americas Gold and Silver common shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Americas Gold and Silver common shares over the taxpayer’s basis therein. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Americas Gold and Silver common shares.

There is a risk that Americas Gold and Silver will be classified as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. Americas Gold and Silver will generally be classified as a CFC if more than 50% of the Company’s outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “U.S. Shareholders.” For this purpose, a “U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power or value of Americas Gold and Silver’s outstanding shares. If Americas Gold and Silver is classified as a CFC, a U.S. Shareholder may be subject to U.S. income taxation at ordinary income tax rates on all or a portion of Americas Gold and Silver’s undistributed earnings and profits attributable to “subpart F income” may be required to take into account its pro rata share of Americas Gold and Silver’s “tested income” and certain other amounts in determining such U.S. Shareholder’s global intangible low-taxed income, and may also be subject to tax at ordinary income tax rates on any gain realized on a sale of common shares, to the extent of Americas Gold and Silver’s current and accumulated earnings and profits attributable to such shares. The CFC rules are complex and U.S. Shareholders of Americas Gold and Silver’s common shares are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

Climate change

Extreme weather events (for example, prolonged drought, or the increased frequency and intensity of storms) have the potential to disrupt the Company’s operations and the transportation routes that the Company uses. The Company’s ability to conduct mining operations depends upon access to the volumes of water that are necessary to operate its mines and processing facilities. Changes in weather patterns and extreme weather events, either due to normal variances in weather or due to global climate change, could adversely impact the Company’s ability to secure the necessary volumes of water to operate its facilities.

For example, the Cosalá Operations and Galena Complex have in the past experienced damage from flooding during periods of excessive rain. Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact mining operations and could damage the Company’s facilities, plant and operating equipment ath the Company’s properties. Accordingly, extreme weather events and climate change may increase the costs of operations and may disrupt operating activities, either of which would adversely impact the profitability of the Company.

Regulations and pending legislation governing issues involving climate change could result in increased operating and capital costs which could have a material adverse effect on the Company’s business

The production of metals concentrates is an energy-intensive undertaking that results in a significant carbon footprint. The Company utilizes electricity, diesel fuel, and gasoline to directly or indirectly to produce metal.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change that are viewed as the result of emissions from the combustion of carbon-based fuels. At the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change held in Paris in 2015, the Paris Agreement was adopted which was intended to govern emission reductions beyond 2020. The Paris Agreement went into effect in November 2016 when countries that produce at least 55% of the world’s greenhouse gas emissions ratified the agreement. While there are no immediate impacts to business from the Paris Agreement, the goal of limiting global warming to “well below 2ºC” will be taken up at national levels.

Some of the countries in which the Company operates have implemented, and are developing, laws and regulations related to climate change and greenhouse gas emissions. In December 2009, the United States EPA issued an endangerment finding under the U.S. Clean Air Act that current and projected concentrations of certain mixed greenhouse gases, including carbon dioxide, in the atmosphere threaten the public health and welfare. Additionally, the United States and China signed a bilateral agreement in November 2014 that committed the United States to reduce greenhouse gas emissions by an additional 26% to 28% below 2005 levels by the year 2025. The EPA in August 2015 issued final rules for the Clean Power Plan under Section 111 (d) of the Clean Air Act designed to reduce greenhouse gas emissions at electric utilities in line with reductions planned for the compliance with the Paris Agreement. On June 19, 2019, the EPA as part of a regulatory review repealed the Clean Power Plan and replaced it with the Affordable Clean Energy rule which eliminates most of the emission reduction standards included in the Clean Power Plan. On January 19, 2021, the D.C. Circuit vacated the Affordable Clean Energy rule and remanded to the Environmental Protection Agency for further proceedings consistent with its opinion.

Legislation and increased regulation and requirements regarding climate change could impose increased costs on the Company and its venture partners and suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.

Additional reporting requirements may apply if Americas Gold and Silver loses its status as a “Foreign Private Issuer” under the U.S. Exchange Act

Americas Gold and Silver is currently considered a “foreign private issuer” under the rules of the SEC. However, it may lose its “foreign private issuer” status at future assessment dates. In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s common shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the common shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status.

As a foreign private issuer, Americas Gold and Silver is subject to the reporting requirements under the Securities Exchange Act of 1934, as amended, (the “U.S. Exchange Act”) applicable to foreign private issuers. Americas Gold and Silver is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities. In addition, Americas Gold and Silver must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Americas Gold and Silver in Canada or filed with the TSX and which was made public by the TSX, or regarding information distributed or required to be distributed by Americas Gold and Silver to its shareholders. Moreover, although Americas Gold and Silver is required to comply with Canadian disclosure requirements, in some circumstances Americas Gold and Silver is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies that have securities registered under the U.S. Exchange Act. Americas Gold and Silver is permitted to file financial statements in accordance with IFRS as issued by International Accounting Standards Board, and therefore does not file financial statements prepared in accordance with generally accepted accounting principles in the United States as do United States companies that file reports with the SEC. Furthermore, Americas Gold and Silver is not required to comply with the United States proxy rules or with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, although it must comply with Canadian disclosure requirements. Americas Gold and Silver also presents information regarding mineral resources and reserves in accordance with NI 43-101 rather than in compliance with Subpart 1300 of Regulation S-K, the requirements of the SEC applicable to domestic United States reporting companies and foreign private issuers that are not eligible for the Canada-U.S.  multi-jurisdictional disclosure system. In addition, among other matters, Americas Gold and Silver’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules under the U.S. Exchange Act with respect to their purchases and sales of Americas Gold and Silver common shares. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. Americas Gold and Silver also presents information regarding mineral resources and reserves in accordance with NI 43-101 rather than the requirements of the SEC applicable to domestic United States reporting companies.

If Americas Gold and Silver loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements with the content and in the form required as if it were a United States domestic company, and will incur additional costs to make such filings. The regulatory and compliance costs to the Company under United States federal securities laws as a United States domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. Additionally, if the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to Subpart 1300 of Regulation S-K, which differs from the requirements of NI 43-101.

Americas Gold and Silver is an “emerging growth company” and Americas Gold and Silver cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make Americas Gold and Silver common shares less attractive to investors

Americas Gold and Silver is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Americas Gold and Silver will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which Americas Gold and Silver has total annual gross revenues of US$1.235 billion or more; (b) the last day of the fiscal year of Americas Gold and Silver following the fifth anniversary of the date of the first sale of common equity securities of Americas Gold and Silver pursuant to an effective registration statement under the Securities Act of 1933, as amended; (c) the date on which Americas Gold and Silver has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which Americas Gold and Silver is deemed to be a ‘large accelerated filer’ under the U.S. Exchange Act.

For so long as Americas Gold and Silver continues to qualify as an emerging growth company, it will be exempt from certain requirements applicable to other reporting companies that are not emerging growth companies, including the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in its annual reports filed under the U.S. Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any United States domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its stockholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and such issuer’s financial performance. As a foreign private issuer, Americas Gold and Silver is not subject to such requirements and will not become subject to such requirements even if Americas Gold and Silver ceases to be an emerging growth company, unless Americas Gold and Silver also ceases to be a “foreign private issuer”.

Conflicts of interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

DIVIDENDS

The Company has not, since its incorporation, paid any dividends on any of the Common Shares and it is not contemplated that any dividends will be declared on the Common Shares in the immediate or foreseeable future. The directors of the Company will determine any future dividend policy on the basis of earnings, the Company’s financial position and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares and 8,000,000 preferred shares (“Preferred Shares”). As of March 30, 2023, 208,872,639 common shares were issued, and outstanding and nil Preferred Shares were outstanding.

Holders of Common Shares are entitled to receive dividends, if any, as and when declared by the Board out of monies properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine, and all dividends which the Board may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

As of March 30, 2023, there were 16,641,667 options outstanding which are exchangeable into Common Shares. The number of Common Shares issuable on the exercise of warrants is 1,275,792. See “Note 16 – Share capital” to the 2022 Annual Financial Statements for additional information regarding the Company’s convertible securities.

The following table summarizes the Company’s Warrants outstanding as of December 31, 2022.

Number of warrants	Exercise price (CAD)	Issuance date	Expiry date
1,074,999	3.12	Oct 2018	Oct 1, 2023
200,793	0.94	Nov 2021	Nov 22, 2023
1,275,792

Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

MARKET FOR SECURITIES

The Common Shares are traded on the TSX under the symbol “USA”. The closing price of the Common Shares on the TSX on December 31, 2022 was C$0.77 and on March 15, 2023 was C$0.63 The Common Shares are traded on the NYSE American under the symbol “USAS”. The closing price of the Common Shares on the NYSE American on December 31, 2022 was $0.57 and on March 15 2023 was $0.47

The following table sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:

Period	High (C$)	Low (C$)	Total Volume
January 2022	1.14	0.90	3,474,782
February 2022	1.42	0.92	6,196,614
March 2022	1.66	1.25	8,930,860
April 2022	1.44	1.08	9,135,338
May 2022	1.14	0.85	4,026,600
June 2022	1.01	0.85	4,177,244
July 2022	0.89	0.59	3,565,753
August 2022	0.79	0.58	2,440,467
September 2022	0.73	0.50	5,420,781
October 2022	0.70	0.59	3,537,250
November 2022	0.75	0.61	2,015,623
December 2022	1.03	0.64	4,329,512
January 2023	0.94	0.80	2,550,802
February 2023	0.85	0.65	1,143,343
March 1-15, 2023	0.69	0.60	964,088

The following table sets forth the high and low market prices and the volume of the Common Shares traded on the NYSE American during the periods indicated:

Period	High ($)	Low ($)	Total Volume
January 2022	0.89	0.70	12,091,372
February 2022	1.10	0.73	21,832,948
March 2022	1.31	0.99	20,455,316
April 2022	1.14	0.84	11,888,967
May 2022	0.91	0.65	9,342,216
June 2022	0.80	0.66	8,324,146
July 2022	0.68	0.45	10,260,924
August 2022	0.63	0.44	8,100,718
September 2022	0.56	0.37	9,693,705
October 2022	0.52	0.43	6,774,394
November 2022	0.56	0.44	5,667,598
December 2022	0.76	0.47	10,351,508
January 2023	0.71	0.58	8,756,415
February 2023	0.65	0.47	9,878,258
March 1-15, 2023	0.52	0.43	3,494,241

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The table below sets forth the name, province or state and country of residence, position with the Company, principal occupation during the previous five years and the number of voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised, for the directors and executive officers of the Company.

As of December 31, 2022, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 874,069 Common Shares representing approximately 0.43% of its issued and outstanding Common Shares.

The terms of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election. The officers hold their office at the discretion of the Board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and constitute committees.

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
DIRECTORS
Darren Blasutti Ontario, Canada Director and Chief Executive Officer Director since: July 6, 2011 (Americas Gold and Silver since September 3, 2019; Americas Silver since December 24, 2014; U.S. Silver & Gold since June 6, 2012 and RX Gold and Silver since July 6, 2011)	Mr. Blasutti is currently the President and Chief Executive Officer of Americas Gold and Silver. He was formerly the President and Chief Executive Officer of Americas Silver and U.S. Silver, and prior to that, the President and Chief Executive Officer of RX Gold & Silver Inc., and former Senior Vice President of Corporate Development for Barrick Gold Corporation until January 2011. At Barrick Gold Corporation, he reported to the Chief Executive Officer and played a lead role in the strategic development of Barrick Gold Corporation for over 13 years, during which time he executed over 25 gold mining transactions including the acquisition of Homestake Mining Company and Placer Dome Inc. and the consolidation of the world class Cortez property from Rio Tinto. Mr. Blasutti also led the creation of Barrick Energy Inc. to hedge Barrick Gold Corporation’s exposure to energy prices and was integral to the initial public offering of African Barrick Gold. During his tenure at Barrick, he also led the Investor Relations function. Mr. Blasutti is a member of the Chartered Professional Accountants Canada and was previously at PricewaterhouseCoopers LLP where he planned, supervised and managed audits for a variety of clients. Mr. Blasutti is currently Chairman of Barksdale Resources Corp.	507,623

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
Christine Carson Ontario, Canada Director Director Since May 13, 2022	Ms. Carson is the sole founder and CEO of Carson Proxy Advisors Ltd., a proxy solicitation firm that specializes in executing shareholder communications, proxy solicitation and corporate governance strategies for Canadian public companies. She has spent over 20 years advising publicly traded companies on a wide variety of special situations and issues, including proxy battles, hostile take overs, M&A, consent solicitations, corporate governance, executive compensation, and shareholder proposals. She has counseled numerous Boards of Directors, CEOs, corporate secretaries, corporate counsels, investor relations professionals and has spoken at industry conferences on the complexities of influencing shareholder voting in Canada. Prior to founding Carson Proxy, Ms. Carson was involved in establishing two successful proxy solicitation firms and a Transfer and Trust Company in Canada.	Nil

Alexander Davidson Ontario, Canada Chairman Director since: July 6, 2011 (Chairman of the Board of Directors since May 2016; Americas Gold and Silver since September 3, 2019; Americas Silver since December 24, 2014; U.S. Silver & Gold since June 6, 2012 and RX Gold and Silver since July 6, 2011)

Mr. Davidson was Barrick’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick Gold Corporation’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick Gold Corporation in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick Gold Corporation’s expansion out of North America and into Latin America and beyond and retired from Barrick in 2009. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In November 2022 it as announced that Mr. Davidson would be inducted into the 2023 Canadian Mining Hall of Fame in recognition of his inspiring achievements and visionary leadership to elevate the stature of Canadian mining at home and abroad. In February 2019, Mr. Davidson was awarded the Charles F. Rand Gold Medal by the American Institute of Mining Engineers in recognition of his key role in numerous acquisitions and discoveries and his leadership in developing Barrick’s unparalleled exploration programs, both of which have resulted in remarkable achievements that distinguish his remarkable career and legacy at Barrick. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte project in the Alto Chicama District, Peru.

Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board of directors and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees. Mr. Davidson is a member of the Compensation & Corporate Governance Committee and the Sustainability & Technical Committee. Mr. Davidson is also currently a director of Yamana Gold Inc., Capital Drilling Ltd. and Nulegacy Gold Corporation.

170,372

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
Alan Edwards Arizona, United States Director Director since: June 23, 2011 (Americas Gold and Silver since September 3, 2019, Americas Silver since December 23, 2014; U.S. Silver & Gold since August 13, 2012 and U.S. Silver since June 23, 2011)

Mr. Edwards serves on the board of directors and has more than 40 years of diverse mining industry experience, including various executive and director roles. He is currently the President of AE Resources Corp., and also serves on the board of directors for Entrée Resources Ltd., and Arizona Sonoran Copper Company Inc. Mr. Edwards was also formerly a director and Chairman of the board of directors of AuRico Gold Inc., AQM Copper Inc., Oracle Mining Corp. (where he was also the Chief Executive Officer), Rise Gold Corp., and a director of Orvana Minerals Corp. He was also the President and Chief Executive Officer of Copper One Inc. and Frontera Copper Corp.

Mr. Edwards also served as COO of Apex Silver Mines Corp., where he directed the engineering, construction and development of the San Cristobal project in Bolivia. He has also worked for Kinross Gold Corp., P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company. Mr. Edwards holds an MBA (Finance) from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona. Mr. Edwards is the Chairman of the Sustainability & Technical Committee.

20,597

Bradley R. Kipp Ontario, Canada Director Director since: June 12, 2014 (Americas Gold and Silver since September 3, 2019, Americas Silver since June 12, 2014)

Mr. Kipp is currently a director and the Chair of the Audit Committee of Americas Gold and Silver (since June 2014); a director and the Chair of the Audit Committee of Haventree Bank since June 2008 (federally regulated Schedule I Bank supervised by the Office of the Superintendent of Financial Institutions), a director of Shiny Health & Wellness Corp. (previously ShinyBud Corp.) (TSXV:SNYB); resigned as CFO of Shiny Health & Wellness Corp. in March of 2022;.

Mr. Kipp has over 30 years’ experience specializing in operations, corporate finance and public company reporting in the financial services and mining sector. As part of these activities, he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.

Nil

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
Gordon E. Pridham Ontario, Canada Director Director since: November 10, 2008 (Americas Gold and Silver since September 3, 2019; Americas Silver since December 23, 2014; U.S. Silver & Gold since August 13, 2012; and U.S. Silver since November 10, 2008)

Mr. Pridham is currently Principal of Edgewater Capital. Formerly, he served as Chairman of the board of directors of U.S. Silver & Gold Inc., CHC Student Housing Inc., Orvana Minerals Corp. and Newalta Corp. Mr. Pridham also served as a director for Roxgold Inc., Titanium Corp., Western Prospector Group Ltd., and Norrock Realty Corp. He is currently on the advisory board for Enertech Capital, a clean tech venture fund. Recent activities include the merger of Newalta Corporation with Tervita Corporation as Chairman, the merger of US Silver & Gold Inc. with RX Gold & Silver Inc. as Chairman, sale of Norock Realty Corp. to Partners REIT as Chairman of the Special Committee, and sale of Western Prospector to CNNC as Chairman of the Special Committee.

Mr. Pridham has over 35 years of experience financing and advising public and private companies in a cross section of industries, particularly in the resource sector. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions in corporate banking, investment banking and capital markets. Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program. Mr. Pridham is a member of the Audit Committee and a member of the Compensation & Corporate Governance Committee.

28,161

Manuel Rivera, Mexico, Mexico Director Director since: August 2, 2017 (Americas Gold and Silver since September 3, 2019; Americas Silver since August 2, 2017)

Mr. Rivera is the President and Founder of NEKT Group, an investment firm focused on investment and deployment of Cybersecurity solutions in the Americas. He is also the co-founder and non-executive President of MediaSurf, a digital and out-of-home media company (owner of Business Insider Mexico) based in Mexico City.

With vast experience in media, digital, corporate transformation and mergers and acquisitions, Mr. Rivera spent more than a decade as the President and Chief Executive Officer of Grupo Expansión, one of Mexico’s most influential media companies that, under his leadership, was taken from a minor magazine player to one of the largest digital publishers in Mexico and Latin America. Grupo Expansión was successfully sold in 2017.

Mr. Rivera served as Co-chair of the Global Future Council for Media and Information of the World Economic Forum; he serves on the Board of Mexico’s largest newspaper El Universal, and also served as Chairman of the Board for Make-A-Wish Mexico. Mr. Rivera is a Chemical Engineer, with an MBA and is currently a Masters in Cybersecurity candidate.

Mr. Rivera is a member of the Sustainability & Technical Committee.

Nil

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
Lorie Waisberg Ontario, Canada Director Director since: July 6, 2011 (Americas Gold and Silver since September 3, 2019; Americas Silver since December 23, 2014; U.S. Silver & Gold since August 13, 2012 and RX Gold & Silver since July 6, 2011)

Mr. Waisberg is a corporate director currently serving as a director of Metalex Ventures Ltd. He previously served as a director of Tembec Inc., Primary Energy Recycling, Noront Resources, Chantrell Ventures, US Silver & Gold Inc., OneMove Technologies, Northern Uranium Corp. (formerly MPVC Inc.), and Rapier Gold Inc. Mr. Waisberg was also previously a director and the chair of Keystone North America, RX Gold & Silver Corp., Baja Mining Corp., Arcan Resources, and Chemtrade Logistics Income Fund.

Mr. Waisberg has law degrees from the University of Toronto and Harvard University, and had a distinguished 30-year legal career as a business law partner of Goodmans LLP in Toronto. He then served as the Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer, prior to retirement. Mr. Waisberg is also accredited as ICD.D by the Institute of Corporate Directors. Mr. Waisberg is the Chairman of the Compensation & Governance Committee and a member of the Audit Committee.

		618
OFFICERS
Darren Blasutti Ontario, Canada President and Chief Executive Officer	See information for Mr. Blasutti set forth above in the “Directors” section of this table.	See above

Warren Varga Ontario, Canada Chief Financial Officer	Mr. Varga was formerly the Chief Financial Officer of US Silver & Gold and brings over 20 years of progressive financial leadership and senior management expertise to Americas Gold and Silver. Prior to this, Mr. Varga held the role of Senior Director, Corporate Development at Barrick Gold Corporation. Mr. Varga is a member of the Canadian Institute of Chartered Accountants and a member of the Chartered Financial Analyst Institute.	1,526

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
Peter J. McRae Ontario, Canada Senior Vice President, Corporate Affairs & Chief Legal Officer	Mr. McRae formerly served as Vice President, General Counsel & Corporate Secretary of U.S. Silver and Gold and brings over 15 years of corporate and commercial experience to Americas Gold and Silver. He was an attorney at Weil, Gotshal & Manges LLP, based in New York, in the firm’s transactions group representing some of the largest organizations and private equity firms globally. He is also a director of Barksdale Resources Corp. and, formerly, Guerrero Ventures Inc. (Nomad Royalty Ltd.). Mr. McRae is currently a member of the New York and Ontario Bars and is a certificate holder in Mining Law.	381

Daren Dell Ontario, Canada Chief Operating Officer	Mr. Dell formerly served as Vice President, Technical Services for U.S. Silver and Gold and brings over 20 years of operations, project and mine evaluation experience to Americas Gold and Silver. Prior to this, Mr. Dell served as Director, Corporate Development and Director, Technical Evaluations at Barrick Gold. Mr. Dell is a metallurgist and a Professional Engineer.	16,400

Stefan Axell Ontario, Canada Vice President, Corporate Development & Communications	Mr. Axell brings over 15 years of finance and mining experience to Americas Gold and Silver and was a former equity research analyst. Mr. Axell is also a CFA charterholder.	130,000

Standing Committees of the Board

There are currently three standing committees of the Board: the Audit Committee, the Compensation and Corporate Governance Committee and the Sustainability & Technical Committee. The following table identifies the members of each of these Committees:

Board Committee	Committee Members
Audit Committee	Bradley Kipp (Chair) Lorie Waisberg Gordon Pridham

Compensation and Corporate Governance Committee	Lorie Waisberg (Chair) Alex Davidson Gordon Pridham

Sustainability & Technical Committee	Alan Edwards (Chair) Alex Davidson Manuel Rivera

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as stated below, no director or executive officer of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to an order that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i)	is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(ii)	has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or executive officer.

Alan Edwards, a director of the Company, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Gordon Pridham was the chairman on the board of directors of CHC Student Housing Inc. (“CHC”) when CHC was subject to a management cease trade order that was in effect for more than 30 consecutive days. On May 5, 2017, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the securities of CHC until CHC prepared and filed its annual audited financial statements, management’s discussion and analysis and related certifications for the period ended December 31, 2016. On July 4, 2017, the OSC revoked the management cease trade order after CHC filed all required records.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICT OF INTEREST

To the best of the Company’s knowledge, there are no existing or potential conflicts of interest among the Company, its directors, officers or other insiders of the Company other than as described in the following paragraph.

Various officers, directors or other insiders of the Company may hold senior positions with entities involved in the mining industry or otherwise be involved in transactions within the mining industry and may develop or already have other interests outside the Company. If any such conflict of interest arises, a director who is in such a conflict will be required to disclose the conflict to a meeting of the directors of the Company in accordance with the CBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $9.6 million (MXN 196.8 million), of which $4.1 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.6 million (MXN 94.6 million) of their original reassessment. The remaining $5.0 million (MXN 102.2 million) consists of $4.1 million (MXN 84.4 million) related to transactions with certain suppliers and $0.9 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.1 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.0 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at December 31, 2022, the accrued liability of the probable obligation was $1.0 million (2021: $1.0 million).

***

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or shareholder holding more than 10% of any outstanding securities of the Company or any associate or affiliate of any such person or company, has or had in the three most recently completed financial years of the Company any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc., (“Computershare”). Computershare’s principal location for the Common Shares and the Preferred Non-Voting Shares is located at 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1.

MATERIAL CONTRACTS

Aside from contracts entered into in the ordinary course of business and not required to be filed under section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the following are the only contracts regarded as material which were entered into by the Company within the most recently completed fiscal year or before the most recently completed fiscal year that are still in effect:

●	The Glencore Pre-Payment Facility with Metagri S.A. de C.V., a subsidiary of Glencore PLC, that is in effect from January 2017

●	The Precious Metals Delivery and Purchase Agreement with Sandstorm Gold Ltd., see under “General Development of the Business – Three Year History – Fiscal 2020” in this AIF for further information

●	The Joint Venture Agreement with Mr. Eric Sprott, in effect from September 9, 2019, as described under “General Development of the Business – Overview” in this AIF for further information

●	The 2024 Convertible Debenture with RoyCap, see under “General Development of the Business – Three Year History – Fiscal 2021” in this AIF for further information

INTEREST OF EXPERTS

The following persons, firms and companies named below have prepared or certified a statement or report described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to, the Company’s most recently completed financial year and whose profession, or business gives rise to the report or statement or opinion made by the person or company:

The San Rafael Technical Report was prepared by Daren Dell, P.Eng., Shawn Wilson, P.Eng., Niel de Bruin, P.Geo., and James Stonehouse, SME (RM), all of whom are Qualified Persons for the purposes of NI 43-101.

The Galena Technical Report was prepared by Mr. James R. Atkinson, P. Geo., Mr. Daniel H. Hussey, C.P.G. and Mr. Daren Dell, P. Eng., all of whom are Qualified Persons for the purposes of NI 43-101.

Mr. Daren Dell, P.Eng., Chief Operating Officer and Niel de Bruin, Director of Geology, are all Qualified Persons for the purposes of NI 43-101 and have reviewed and approved certain technical disclosure in this AIF.

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared a report of independent registered public accounting firm dated March 15, 2023 in respect of the Company’s consolidated financial statements as at December 31, 2021 and 2022 for the years then ended. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board.

To management’s knowledge, none of the Qualified Persons held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports and none of the Qualified Persons listed above received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

***

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas.

Audit Committee Charter

A copy of the Company’s Audit Committee Charter, which was ratified on December 15, 2016, is attached to this document as Appendix B.

Composition of the Audit Committee

The members of the Audit Committee are Brad Kipp (Chair), Lorie Waisberg and Gordon Pridham, all of whom are “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Combined Company’s financial statements. Additionally, as specified in the Company’s Audit Committee Charter, the nature and role of each member has been set out in accordance with the meanings of the terms “independent” and “financially literate,” as defined in Section 803 of the NYSE American Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

Relevant Education and Experience

The relevant education and experience of each of the proposed members of the Audit Committee is as follows:

Member	Relevant Education and Experience

Bradley R. Kipp (Chair)

●     Over 30 years’ experience in the mining sector specializing in operations, corporate finance and public reporting

●     Has been Chief Financial Officer and/or director of several public companies listed on both the TSX/TSXV and London AIM stock exchange[1]

Lorie Waisberg	● Corporate director who has served on the audit committees of several public companies ● Former Executive Vice President, Finance and Administration of Co-Steel Inc.

[1]	Executive Vice-President and director of AR3 Capital Partners Inc. (currently known as JSF Group Inc.) from August 2015 to December 2017; Chief Financial Officer and director of African Copper PLC (mining and exploration) from September 2004 to July 2015; Vice-President Finance of Summit Resource Management Limited (venture capital) since July 2001; director of Equity Financial Holdings Inc. from June 2008 to December 2017; CFO and Director of Blackshire Capital Corp. from February 2017 to December 2018, and Vice President and Director of Blackshire Capital Group from December 2018.

Member	Relevant Education and Experience
Gordon Pridham

●     More than 25 years’ experience in investment banking, capital markets and corporate finance

●     Has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions and has financed and advised companies in the public and private markets

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Company.

External Auditor’s Service Fees

The fees billed by the Company’s external auditor in the last two fiscal years for audit fees are as follows:

Financial Year	Audit Fees[1] (C$)	Audit Related Fees[2] (C$)	Tax Fees[3] (C$)	All Other Fees[4] (C$)
2021	855,000	Nil	Nil	Nil
2022	792,000	Nil	Nil	Nil

***

[1]	“Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

[2]	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit- related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

[3]	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit- Related Fees”. This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

[4]	“All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1 to 3 above.

APPENDIX A
DEFINITIONS, TECHNICAL TERMS, ABBREVIATIONS AND CONVERSION

Technical Abbreviations

Ag	silver
Au	gold
Cu	copper
g	gram
NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects
km	kilometer
ha	hectare
NSR	net smelter return
m	meter
oz	ounce
Pb	lead
Zn	zinc

Conversions

The following table lists Imperial measurements and their equivalent value under the Metric system:

Imperial	Converts to	Metric
1 in	=	2.54 cm
1 ft (12 in)	=	0.3048 m
1 yd (3ft)	=	0.9144 m
1 mile (1760 yd)	=	1.6093 km
1 square in (in2)	=	6.4516 cm2
1 square ft (ft2)	=	0.0929 m2
1 square yd (yd2)	=	0.8361 m2
1 acre (4840 yd2)	=	0.4047 ha
1 square mile (640 acres)	=	2.59 km2
short ton	=	0.907 metric tonnes

Definitions

The following is a glossary of certain technical terms and abbreviations that appear in this AIF:

2020 ATM Agreement means the at-the-market offering agreement the Company entered into February 18, 2020 to establish its ATM Offering.

2020 ATM Offering means the at-the-market equity program created by the 2020 ATM Agreement.

2022 Annual Financial Statements means the Company’s audited consolidated financial statements for the years ended December 31, 2022 and 2021

2022 Annual MD&A means the Company’s Management’s Discussion and Analysis dated March 15, 2023 for the year ended December 31, 2022

2023 Circular means the Management Information Circular to be filed in connection with its upcoming annual meeting of shareholders for 2023.

2024 Convertible Debenture means the C$12.5 million secured convertible debenture issued to RoyCap due April 28, 2024.

AA means atomic absorption.

AAS means American Analytical services in Osburn, Idaho.

AEI means Authorization Environmental Impact.

AIF means this Annual Information Form.

Americas Gold and Silver means Americas Gold and Silver Corporation and its affiliates.

Americas Gold means Americas Gold and Silver Corporation.

Americas Silver means Americas Silver Corporation.

ASARCO means the US subsidiary of ASARCO that owned and operated the Galena mine.

Assay means an analysis to determine the quantity of one or more elemental components.

ATM Agreement means the at-the-market offering agreement the Company entered into May 17, 2021 to establish the ATM Program.

ATM Program means the at-the-market equity program created by the ATM Agreement.

Board means the Board of Directors of Americas Gold and Silver.

Caladay means the Caladay property which began in the mid-1960s as a joint venture involving Callahan Mining, ASARCO, and Day Mines.

Cambio de Uso de Suelo or CUS means change of land use permits.

CERCLA means the Comprehensive Environmental Response, Compensation and Liability Act.

CGU means cash generating unit

CIM means the Canadian Institute of Mining, Metallurgy and Petroleum.

Coeur mill means the mill located northwest of the Galena mill on the Galena Complex.

Coeur mine means the mine located northwest of the Galena mine on the Galena Complex.

Common Shares means the common shares in the capital of the Company.

Company means Americas Gold and Silver Corporation and its affiliates.

Computershare means Computershare Investor Services Inc.

Concentrate means a product in which valuable minerals have been enriched (concentrated) through mineral processing.

Cosalá Operations means the 100% Americas Gold and Silver owned property in the Sinaloa, Mexico.

CWA means the Clean Water Act.

Dilution means the effect of grade reduction that occurs when material adjacent to a defined Mineral Resource and of significantly lower grade than the defined Mineral Resource is mined and sent to the mill along with material comprising the defined Mineral Resource.

Dip means the degree of inclination of a tilted bed or other 2-dimensional plane, taken perpendicular to its strike. Also refers to the angle of inclination of a drill hole.

Discount means an arbitrary rate selected to apply to a stream of costs and benefits for the calculation of net present value. The discount rate allows for the time value of money to be factored into the calculation of net present value. Discount rates can also be used to make an assessment of projects of different risk levels by assigning a higher discount rate to projects of higher risk.

Disseminated means a mineral deposit, whereby the minerals (metals) occur as scattered particles in the rock, but in sufficient quantity to make the deposit a worthwhile ore.

EC120 Project means the combined operation at El Cajón and Zone 120 silver-copper deposits.

EDGAR means Electronic Data Gathering, Analysis, and Retrieval.

El Cajón means the silver-copper development project included in Americas Gold and Silver’s Cosalá Operations.

EPA means the Environmental Protection Agency.

FA-AA means fire assay with AA finish.

Fault means a fracture in a rock across which there has been displacement.

Forward-looking statements means statements contained in this AIF that are not current or historical factual statements.

Fracture means a break in a rock, usually along flat surfaces.

Galena means lead sulphide (PbS), a common economic lead mineral. It also means the Galena Complex in certain parts of the AIF.

Galena Complex means the 60% Americas Gold owned property in the Coeur d’Alene Mining District of northern Idaho.

Galena Joint Venture means the strategic joint venture that the Company entered into on September 9, 2019 with Sprott Mining Idaho Limited Partnership

Galena mill means the mill located southeast of the Coeur mill on the Galena Complex.

Galena mine means the mine located southeast of the Coeur mine on the Galena Complex.

Galena Technical Report means the “Technical Report on the Galena Complex, Shoshone County, Idaho, USA” dated December 23, 2016, and prepared in accordance with NI 43-101 by and under the supervision of James R. Atkinson, P. Geo, Daniel H. Hussey, CPG and Daren Dell, P.Eng.

Glencore Pre-Payment Facility means the four year, $15 million concentrate pre-payment facility pre-payment facility entered into by Minera Cosalá and Minera Platte at an interest rate of LIBOR rate plus 5% per annum with Metagri S.A. de C.V., a subsidiary of Glencore PLC.

Grade means the concentration of a valuable metal in a rock sample, given either as weight percent for base metals (e.g., Pb, Zn, Cu) or in g/t or ounces per short ton for precious metals (e.g., Ag, Au, Pt).

Hochschild means Minera Hochschild Mexico S.A. de C.V.

Hoist means the machine used for raising and lowering the cage or other conveyance in a mine shaft.

ICP-AES means inductively coupled plasma atomic-emission spectrometry.

IETU means the Mexican Flat Rate Business Tax.

IFRS means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Intrusive means a rock mass formed below the earth’s surface from molten magma which was intruded into a pre-existing rock mass and cooled to a solid.

IPL means International Plasma Labs Limited.

JOBS Act means the JumpStart our Business Startups Act.

Lacana means Lacana Mining Inc.

Layne means Layne de Mexico, S.A. de C.V.

Lbs means pounds.

LHD means load-haul-dump equipment.

LOMP means Life Of Mine Plan.

M&I means measured and individual mineral resources

Macquarie means Macquarie Bank

Metallurgical Testing means a technical assessment of the physical and chemical behavior of metallic elements, their inter-metallic compounds, and their mixtures (i.e. alloys).

MIA means environmental impact statement in Mexico.

Mill (or concentrator) means an industrial installation assembled to allow separation and recovery of mineral particles of interest from bulk mineralization and waste material. Typically includes equipment for crushing and grinding, selective particle recovery and production of a concentrate from which the contained metals can be refined to marketable purity.

Minera Cosalá means Minera Cosalá, S.A. de C.V.

Minera Platte means Minera Platte River Gold, S. de R.L. de C.V.

Mineral means a naturally occurring inorganic substance typically with a crystalline structure.

Mineralization means minerals of value occurring in rocks.

Net present value or NPV means a future stream of benefits and costs converted into equivalent values today. This is done by assigning monetary values to the benefits and costs discounting future benefits and costs using an appropriate discount rate and subtracting a sum total of discounted costs from the total of discounted benefits.

Newmont means Newmont USA Ltd.

NI 43-101 means National Instrument 43-101 and is a regulation with the force of law prepared by the Canadian Securities Administrators and governing the standards of disclosure for mineral projects.

NI 51-102 means National Instrument 51-102 and is a regulation with the force of law prepared by the Canadian Securities Administrators and governing the standards of Continuous Disclosure Obligations.

NI 52-110 means National Instrument 52-110 and is a regulation with the force of law prepared by the Canadian Securities Administrators and governing the standards of Audit Committees.

NSR means Net Smelter Return and means the gross revenue from a resource extraction operation, less a proportionate share of transportation, insurance, and processing costs.

NYSE American means the NYSE American stock exchange.

Operating costs (OPEX) means the costs of operating a mine, usually including all onsite costs of mining, milling, environmental compliance, tailings disposal, storing concentrate, and administration. Typically quoted in U.S. dollars/tonne. Major sustaining capital items such as mill expansion, large underground development or high-value items of fixed or mobile mining or milling equipment during the life of a project are excluded.

opt means ounces per short ton.

Ore means a natural occurrence of one or more minerals that may be mined and sold at a profit, or from which some part may be profitably separated. The word ore should only be used to refer to defined Mineral Reserves, preferably related to a mine in the development or production phase or to a historical mineral deposit that was economically exploited.

P&P means proven and probable mineral reserves

Pershing Gold means Pershing Gold Corporation.

Pershing Gold Transaction means the merger transaction between Americas Gold and Pershing Gold to create a low-cost, precious metal growth company in the Americas.

Platte River Gold means Platte River Gold Inc.

Precious Metals Purchase Agreement means the $25 million precious metals delivery and purchase agreement included in the Sandstorm Financing.

QA/QC means Quality Assurance/Quality Control program.

QEF Election means qualified electing fund election, as defined under U.S. tax law.

RCRA means the Resource Conservation and Recovery Act.

Recapitalization Plan means the plan to recapitalize the mining operations at the Galena Complex.

Recovery means the percentage of valuable minerals that are recovered during milling and/or other forms of processing and captured into a concentrate.

Relief Canyon means the 100% Americas Gold and Silver owned property in Pershing County, Nevada, U.S.A.

ROM means run-of-mine.

RoyCap means Royal Capital Management Corp.

RQD means rock quality designation.

San Felipe property means the development project in Sonora, Mexico.

San Rafael mine or San Rafael means the San Rafael silver-zinc-lead mine in Sinaloa, Mexico.

San Rafael Technical Report means the “Technical Report and Preliminary Feasibility Study for the San Rafael property, Sinaloa, Mexico”, dated May 17, 2019 and prepared in accordance with NI 43-101 by and under the supervision of Daren Dell, P.Eng., Shawn Wilson, P. Eng., Niel de Bruin, P.Geo. and James Stonehouse, SME (RM).

Sand fill means hydraulically placed tailings used to fill underground mined voids.

Sandstorm means Sandstorm Gold Ltd.

Sandstorm Convertible Debenture means the US $10 million convertible debenture included in the Sandstorm Financing.

Sandstorm Financing means the Sandstorm Private Placement, Precious Metals Purchase Agreement, and the Sandstorm Convertible Debenture entered into with Sandstorm on April 3, 2019.

Sandstorm Private Placement means the $7.5 million equity placement with Sandstorm, included in the Sandstorm Financing.

Scorpio Mining means Scorpio Mining Corporation.

SEC means the U.S. Securities and Exchange Commission.

Securities Action means the statement of claim filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer.

SEDAR means the System for Electronic Document Analysis and Retrieval.

SEMARNAT means Secretary of Environment and Natural Resources in Mexico.

SGS means SGS de Mexico S.A. de C.V.

Shaft or “mine shaft” means a vertical or inclined excavation in rock or consolidated material for the purpose of providing access to a mineral deposit.

Skarn means an alteration assemblage dominated by calcium and magnesium silicate minerals (dominantly garnets, pyroxenes and amphiboles). Skarns form by reaction between silica-bearing fluids and carbonate rocks, converting original carbonate minerals to silicate minerals. Mineralized Skarns contain economically attractive amounts of certain metals and are classified on the basis of the dominant metal (cf. Copper skarn or Lead-Zinc skarn). Skarns typically form in close proximity to intrusive bodies and may have massive sulphide replacement mineralization on their distal sides.

Smelter means an industrial installation where pyrometallurgical processes are used to extract metals from a feedstock, typically a sulphide concentrate.

Strike means horizontal level direction or bearing of an inclined rock bed, structure, vein or stratum surface. The direction is perpendicular to the direction of dip.

Tailings means the waste products resulting from the processing of mineralized material.

Tetrahedrite means a copper antimony sulfosalt mineral ((Cu,Fe)12Sb4S13.

tpd means tonnes per day.

TSX means the Toronto Stock Exchange.

U.S. Exchange Act means the United States Securities Exchange Act of 1934, as amended.

U.S. Silver means U.S. Silver & Gold Inc.

Vein means a fissure, fault or crack in a rock filled by minerals.

Warrants means the Common Share purchase warrants of the Company outstanding which are exercisable for Common Shares.

Zone 120 means the silver-copper development project included in Americas Gold and Silver’s Cosalá Operations.

Certain CIM (2014) Definition Standards

“Feasibility Study” A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

“Indicated Mineral Resource” An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

“Inferred Mineral Resource” An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

“Measured Mineral Resource” A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

“Mineral Reserve” A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

“Mineral Resource” A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

“Modifying Factors” Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

“Pre-Feasibility Study” The CIM Definition Standards requires the completion of a Pre-Feasibility Study as the minimum prerequisite for the conversion of Mineral Resources to Mineral Reserves. A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

“Probable Mineral Reserve” A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

“Proven Mineral Reserve” A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

“Qualified Person” Mineral Resource and Mineral Reserve estimates and any supporting Technical Reports must be prepared by or under the direction of a Qualified Person, as that term is defined in NI 43-101. The Qualified Person(s) should be clearly satisfied that they could face their peers and demonstrate competence and relevant experience in the commodity, type of deposit and situation under consideration. If doubt exists, the person must either seek or obtain opinions from other colleagues or demonstrate that he or she has obtained assistance from experts in areas where he or she lacked the necessary expertise.

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APPENDIX B
AUDIT COMMITTEE CHARTER

See attached.

AUDIT COMMITTEE CHARTER

AMERICAS GOLD AND SILVER CORPORATION

1.	Role of the Audit Committee

(a)	The role of the Audit Committee is to assist the Board of Directors (the “Board”) in its oversight and evaluation of the following matters in respect of Americas Gold and Silver Corporation and its subsidiaries (the “Company”):

(i)	The quality and integrity of the financial statements of the Company;

(ii)	The compliance by the Company with legal and regulatory requirements in respect of financial disclosure;

(iii)	The Company’s internal control over financial reporting;

(iv)	The qualification, independence and performance of the Company’s independent auditor;

(v)	The assessment, monitoring and management of the financial risks of the Company’s business;

(vi)	The performance of the Company’s Chief Financial Officer (the “CFO”); and

(vii)	Such other matters as assigned to it by the Board from time-to-time.

(b)	In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Company’s CFO and other senior management, other employees and the Board concerning accounting, auditing and financial risk management matters.

(c)	The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

(d)	The Audit Committee is not responsible for:

(i)	Planning or conducting audits, or

(ii)	Certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with generally accepted accounting principles (“GAAP”).

(e)	Each member of the Audit Committee shall be entitled to rely in good faith upon:

(i)	Financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with GAAP; and

(ii)	Any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Americas Gold and Silver	Audit	Committee

“Good faith reliance” means that the Audit Committee member has considered the relevant issues, questioned the information provided and assumptions used, and assessed whether the analysis provided by senior management or the expert is reasonable. Generally, good faith reliance does not require that the member question the honesty, competence and integrity of senior management or the expert unless there is a reason to doubt their honesty, competence and integrity.

The fundamental function of the Audit Committee is oversight. The responsibility for the Company’s financial statements and disclosure rests with senior management. It is not the duty of the Audit Committee to conduct investigations or to assure compliance with applicable legal and regulatory requirements. The Company’s independent auditor is responsible of the audit and review, as applicable, of the Company’s financial statements in accordance with applicable standards, laws and regulations.

In discharging its obligations under this Charter, the Audit Committee shall act in accordance with its fiduciary duties. Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company or the members of the Audit Committee. This Charter is intended to comply with Section 803 of the NYSE MKT Company Guide (the “Company Guide”) and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended (“Rule 10A-3”).

2. Membership

(a)	Members of the Audit Committee shall be appointed by the Board, on the recommendation of the Compensation and Corporate Governance Committee, and shall be made up of at least three (3) members of the Board.

(b)	The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed. The Board may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors.

(c)	Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board.

(d)	The Board shall appoint a Chair of the Audit Committee who shall be an independent non-executive director. In the absence of the Chair and/or an appointed deputy, the remaining members present shall elect one (1) of the members present to chair the meeting.

(e)	Each of the members of the Audit Committee shall (i) meet the standards of Director “independence” and (ii) shall be “financially literate”, in accordance with applicable legislation and stock exchange requirements, including Section 803 of the Company Guide and Rule 10A-3.

Americas Gold and Silver	Audit	Committee

(f)	At least one member of the Audit Committee shall be considered “financial sophisticated” as such term is used in the Company Guide and shall meet the requirements of an “Audit Committee Financial Expert” as defined by the United States Securities and Exchange Commission (the “SEC”).

(g)	No member of the Audit Committee shall:

(i)	Accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries (other than remuneration for acting in his or her capacity as a director or Committee member) or be an “affiliated person” of the Company or any of its subsidiaries; or

(ii)	Concurrently serve on the audit committee of more than three (3) other public companies without the prior approval of the Audit Committee, the Compensation and Corporate Governance Committee and the Board and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company’s annual management information circular).

3. Meetings and Procedure

(a)	The General Counsel/Corporate Secretary or such other appropriate designee shall act as the Secretary of the Audit Committee.

(b)	The quorum necessary for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

(c)	The powers of the Audit Committee may be exercised at a duly convened meeting at which a quorum of the Audit Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Audit Committee.

(d)	Each member (including the Chair) is entitled to one (but only one) vote in Audit Committee proceedings.

(e)	The Audit Committee shall meet at least quarterly and more frequently as circumstances require at such times and places as the Chair of the Audit Committee may determine.

(f)	The Audit Committee shall meet separately, periodically, with senior management and the independent auditor and may request any member of the Company’s senior management or the Company’s independent auditor or outside counsel to attend meetings of the Audit Committee or with any members of, or advisors to, the Audit Committee. The Audit Committee will also meet in camera at each of its regularly scheduled meetings.

(g)	Meetings of the Audit Committee shall be summoned by the Secretary of the Audit Committee at the request of any of its members.

Americas Gold and Silver	Audit	Committee

(h)	Unless otherwise agreed, notice of each meeting confirming the venue, time and date together with an agenda shall be forwarded to each member of the Audit Committee, the independent auditor and any other person requested or required to attend, no fewer than three (3) working days prior to the meeting, or such period as may be reasonably necessary in the circumstances as determined by the Chair. Supporting materials shall be sent to the members of the Audit Committee and to other attendees as appropriate, at the same time or at such time as is practicable to enable appropriate review.

(i)	The Secretary of the Audit Committee or appropriate designee shall minute the proceedings and resolutions of all Audit Committee meetings. Minutes of the Audit Committee meetings shall be circulated to all members of the Audit Committee for their approval in due course.

(j)	Except as otherwise provided in this Charter, the Audit Committee may form and delegate authority to individual members and subcommittees of the Audit Committee where the Audit Committee determines it is appropriate to do so.

4. Responsibilities

4.1	Independent Auditor – The Audit Committee shall:

(a)	Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, subject to such Board and shareholder approval as is required under applicable legislation and stock exchange requirements.

(b)	Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee.

(c)	Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non- audit services imposed by applicable legislation, regulatory requirements and applicable policies of securities administrators) and adopt policies as it determines appropriate for the pre-approval of such services including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

(d)	Review the experience and qualifications of the senior members of the independent auditor’s team.

(e)	Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting.

(f)	Review with the independent auditor:

(i)	The quality, as well as the acceptability of the accounting principles that have been applied;

Americas Gold and Silver	Audit	Committee

(ii)	Any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company’s response to that letter or communication; and

(iii)	Any changes to the Company’s significant auditing and accounting principles and practices suggested by the independent auditor or other members of senior management.

(g)	Obtain and review an annual report from the independent auditor regarding the independent auditor’s internal quality-control procedures outlining:

(i)	Any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five (5) years respecting one or more independent audits carried out by the firm;

(ii)	Any steps taken to deal with any such issues; and

(iii)	All relationships between the independent auditor and the Company.

(h)	Evaluate, annually, the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(i)	Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.

(j)	Confirm with the independent auditor that it is a participating audit firm of the Canadian Public Accountability Board in compliance with all restrictions or sanctions imposed on it (if any).

(k)	Approve all engagements for accounting advice prepared to be provided by an accounting firm other than the independent auditor and review reports from senior management on tax advisory or other services provided by accounting firms other than the independent auditor.

(l)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

Americas Gold and Silver	Audit	Committee

4.2	Audit Process, Financial Statements and Related Disclosure and Internal Controls – The Audit Committee shall:

(a)	Meet with senior management and/or the independent auditor to review and discuss:

(i)	The planning and staffing of the audit by the independent auditor;

(ii)	Before public disclosure, the Company’s annual audited financial statements and quarterly financial statements, the Company’s accompanying disclosure of Management’s Discussion and Analysis, earnings and related press releases, the Company’s annual report to be filed with the SEC, the Company’s annual information form, management information circular, and any prospectus or registration statement and make recommendations to the Board as to their approval and dissemination of those statements and disclosure;

(iii)	Financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure;

(iv)	Any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements;

(v)	All critical accounting policies and practices used;

(vi)	All alternative treatments of financial information within GAAP that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(vii)	The use of “pro forma” or “adjusted” non-GAAP information, - the effect of new regulatory and accounting pronouncements;

(viii)	The effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company’s financial statements;

(ix)	Any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the CEO and/or the CFO for filing with applicable securities regulators;

Americas Gold and Silver	Audit	Committee

(x)	The adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies; and

(xi)	The adequacy of the Company’s procedures for the disclosure of any financial information extracted or derived from the Company’s financial statements.

4.3	Financial Risks – The Audit Committee shall:

Review with senior management the Company’s tolerance for financial risk and senior management’s assessment of the significant financial risks facing the Company as well as the guidelines and policies utilized by senior management with respect to financial risk assessment and management, and the procedures to monitor and control such exposures.

4.4	Compliance – The Audit Committee shall:

(a)	Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

(b)	Review with the Company’s CFO and General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

(c)	Review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any insider, related party or affiliate (“Related Party Transactions”), and make recommendations to the Board whether any such transactions, contracts and other arrangements should be

1

approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation and Corporate Governance Committee. To avoid any confusion, the Audit Committee responsibilities identified in this subsection are the sole responsibility of the Audit Committee and may not be allocated by the Board to a different committee without revisions to this Charter.

(d)	Establish procedures for:

(i)	the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

[1]	As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries.

Americas Gold and Silver	Audit	Committee

5. Reporting

(a)	The Audit Committee shall report to the Board on a regular basis. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor and changes in financial risks.

(b)	The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company’s publicly filed documents.

6. Access to Management and Independent Advisors

In accordance with the Board Mandate, the Audit Committee shall have the power to retain (at the Company’s expense) and receive advice from special financial, legal, accounting or other independent advisors as the Audit Committee determines to be necessary to permit it to carry out its duties. The Audit Committee may also seek any information it requires directly from employees. Any meetings or contacts that an Audit Committee member wishes to initiate should normally be arranged through the CEO, the CFO or the General Counsel. The Audit Committee members will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communications with employees of the Company.

7. Annual Evaluation

Annually the Audit Committee shall, in a manner it determines to be appropriate:

(a)	Conduct a review and evaluation of the performance of the Audit Committee and its members, including the compliance of the Audit Committee with this Charter.

(b)	Review and assess the adequacy of this Charter and any position description for its committee Chair and recommend to the Board any improvements to this Charter or the position description that the Audit Committee determines to be appropriate, except for minor technical amendments to this Charter, authority for which is delegated to the General Counsel/Corporate Secretary, who will report any such amendments to the Board at its next regular meeting.

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Approved by the Board of Directors on March 30, 2023